File No. 812-_______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT
COMPANY ACT OF 1940

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B OF ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT I OF ING LIFE INSURANCE AND ANNUITY COMPANY

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B OF ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ OF ING USA ANNUITY AND LIFE INSURANCE COMPANY

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT NY-B

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT A1
SECURITY LIFE SEPARATE ACCOUNT S-A1

ING VARIABLE PORTFOLIOS, INC.

Communications, Notice, and Order to:

J. Neil McMurdie
Senior Counsel
ING U.S. Legal Services
One Orange Way, C2N
Windsor, CT 06095
1-860-580-2824

April 29, 2014

Exhibit Index on Page: 68

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UNITED STATES OF AMERICA BEFORE THE SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

In the Matter of:	)
)
ING LIFE INSURANCE AND ANNUITY COMPANY	)
VARIABLE ANNUITY ACCOUNT B OF ING LIFE	)
INSURANCE AND ANNUITY COMPANY	)
VARIABLE ANNUITY ACCOUNT I OF ING LIFE	)
INSURANCE AND ANNUITY COMPANY	)
	)	APPLICATION FOR AN ORDER
ING USA ANNUITY AND LIFE INSURANCE COMPANY	)	OF APPROVAL PURSUANT
SEPARATE ACCOUNT B OF ING USA ANNUITY AND LIFE	)	TO SECTION 26(c) OF THE
INSURANCE COMPANY	)	INVESTMENT COMPANY
SEPARATE ACCOUNT EQ OF ING USA ANNUITY AND	)	ACT OF 1940
LIFE INSURANCE COMPANY	)
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK	)
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK	)
SEPARATE ACCOUNT NY-B	)
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SECURITY LIFE OF DENVER INSURANCE COMPANY	)
SECURITY LIFE SEPARATE ACCOUNT A1)
SECURITY LIFE SEPARATE ACCOUNT S-A1)
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ING VARIABLE PORTFOLIOS, INC.	)
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Investment Company Act of 1940)
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File No. 812-____________	)
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I - THE APPLICATION

ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance
Company, ReliaStar Life Insurance Company of New York, and Security Life of Denver
Insurance Company (each a “Company” and together, the “Companies”), Variable Annuity
Account B of ING Life Insurance and Annuity Company, Variable Annuity Account I of ING
Life Insurance and Annuity Company, Separate Account B of ING USA Annuity and Life
Insurance Company, Separate Account EQ of ING USA Annuity and Life Insurance Company,
ReliaStar Life Insurance Company of New York Separate Account NY-B, Security Life Separate
Account A1, Security Life Separate Account S-A1 (each, an “Account” and together, the
“Accounts”) and ING Investors Trust, hereby submit this Application for an order of the
Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c), formerly
Section (b), of the Investment Company Act of 1940, as amended (the “1940 Act”). The
Companies, the Accounts and ING Variable Portfolios, Inc. are collectively referred to herein as the “Applicants.”

The Applicants seek an order from the Commission permitting the substitution of securities issued by certain registered investment companies held by the Accounts, which securities support certain in force variable annuity contracts (collectively, the “Contracts”) issued by the Companies (the “Substitutions”). More particularly, the Applicants propose to substitute shares of certain series of ING Variable Portfolios, Inc. (the “Substitute Funds”) for shares of certain registered investment companies currently held by subaccounts of the Accounts (the
“Replaced Funds”) as follows:

	Replaced Fund	Substitute Fund
1	ClearBridge Variable Large Cap Value	ING Russell Large Cap Value Index Portfolio
	Portfolio – Class I	– Class I
2	Fidelity VIP Equity-Income Portfolio –	ING Russell Large Cap Value Index Portfolio
	Initial Class	– Class I

	Fidelity VIP Equity-Income Portfolio –	ING Russell Large Cap Value Index Portfolio
	Service 2 Class	– Class S
3	Invesco VI Core Equity Fund – Class I	ING Russell Large Cap Index Portfolio –
Class S
4	Invesco VI American Franchise Fund –	ING Russell Large Cap Growth Index
	Class I	Portfolio – Class S
5	Pioneer Equity Income VCT Portfolio –	ING Russell Large Cap Value Index Portfolio
	Class II	– Class S

II - GENERAL DESCRIPTION OF THE APPLICANTS, THE FUNDS
AND THE CONTRACTS

A.	The Companies. Each of the Companies is an indirect, wholly owned subsidiary of
Voya Financial, Inc. (“VoyaTM ”), which until April 7, 2014, was known as ING U.S., Inc. In
May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol “VOYA” and Voya completed its initial public offering of common stock. Voya is an affiliate of ING Groep N.V. (“ING”), a global financial institution active in the fields of

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insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Companies, constitute ING’s U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING’s ownership of
Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

1.	ING Life Insurance and Annuity Company (“ING Life”). ING Life is a stock life insurance company organized under the laws of the State of Connecticut in 1976 as Forward
Life Insurance Company. Through a December 31, 1976 merger, ING Life’s operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as
Participating Annuity Life Insurance Company). Prior to May 1, 2002, ING Life was known as
Aetna Life Insurance and Annuity Company (“Aetna”). Through a December 31, 2005 merger,
ING Life’s operations include the business of ING Insurance Company of America (“ING
America”). ING Life is principally engaged in the business of issuing annuities.

ING Life is the depositor of Variable Annuity Account B and Variable Annuity Account
I, separate accounts that are registered with the Commission as unit investment trusts.

2.	ING USA Annuity and Life Insurance Company (“ING USA”). ING USA is an
Iowa stock life insurance company which was originally organized in 1973 under the insurance laws of Minnesota. Prior to January 1, 2004, ING USA was known as Golden American Life
Insurance Company (“Golden”). Through January 1, 2004 mergers, ING USA’s operations include the business of Equitable Life Insurance Company of Iowa (“Equitable Life”), United
Life and Annuity Insurance Company (“United Life and Annuity”), and USG Annuity and Life
Company. ING USA is principally engaged in the business of issuing annuities.

ING USA is the depositor of Separate Account B and Separate Account EQ, separate accounts that are registered with the Commission as unit investment trusts.

3.	ReliaStar Life Insurance Company of New York (“ReliaStar NY”). ReliaStar
NY is a stock life insurance company which was incorporated under the laws of the State of New
York in 1917. Through an April 1, 2002 merger, ReliaStar NY’s operations include the business of First Golden American Life Insurance Company of New York (“First Golden”). ReliaStar NY
is principally engaged in the business of issuing life insurance and annuities.

ReliaStar NY is the depositor of Separate Account NY-B, a separate account that is registered with the Commission as a unit investment trust.

4.	Security Life of Denver Insurance Company (“Security Life”). Security Life is
a stock life insurance company organized under the laws of the State of Colorado in 1929.
Through an October 1, 2004 merger, Security Life’s operations include the business of
Southland Life Insurance Company (“Southland”). Security Life is principally engaged in the business of issuing life insurance and annuities.

Security Life is the depositor of Security Life Separate Account A1 and Security Life
Separate Account S-A1, separate accounts that are registered with the Commission as a unit investment trusts.

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B.	The Accounts. Each of the Accounts is a segregated asset account of the Company that is the depositor of such Account, and is registered under the 1940 Act as a unit investment trust.
Each of the respective Accounts is used by the Company of which it is a part to support the
Contracts that it issues. The following Accounts support Contracts that will be affected by the
Substitutions.[1]

1.	Variable Annuity Account B of ING Life Insurance and Annuity Company
(“ING Life B”). ING Life B (File No. 811-02512) was established by Aetna in 1976 as a continuation of the separate account established in 1974 in accordance with the laws of the State of Arkansas by Aetna Variable Annuity Life Insurance Company to support certain Contracts.
Contracts described in the following registration statements will be affected by the Substitutions
(File Nos. 033-34370 and 333-56297).

2.	Variable Annuity Account I of ING Life Insurance and Annuity Company
(“ING Life I”). ING Life I (formerly ING Variable Annuity Account I of ING Insurance
Company of America) (File No. 811-08582) was established by ING America (then known as
Aetna Insurance Company of America) in 1994 in accordance with the laws of the State of
Connecticut to support the certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File Nos. 333-130825).

3.	Separate Account B of ING USA Annuity and Life Insurance Company (“ING
USA B”). ING USA B (File No. 811-05626) was established by Golden in 1988 in accordance with the laws of the State of Minnesota to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 333-133944,
333-101481, 333-70600, 333-57218, 333-33914, 333-30180, 333-28769, 333-28755, 333-28679,
033-59261, 333-63692, 333-90516, 333-66757 and 033-23351).

4.	Separate Account EQ of ING USA Annuity and Life Insurance Company
(“ING USA EQ”). ING USA EQ (formerly Equitable Life Insurance Company of Iowa
Separate Account A) (File No. 811-08524) was established by Equitable Life in 1988 in accordance with the laws of the State of Iowa to support certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File No.
333-111686).

5.	ReliaStar Life Insurance Company of New York Separate Account NY-B
(“ReliaStar NY-B”). ReliaStar NY-B (formerly Separate Account NY-B of First Golden
American Life Insurance Company of New York) (File No. 811-07935) was established by First
Golden in 1996 in accordance with the laws of the State of New York to support certain
Contracts. Contracts described in the following registration statements will be affected by the
Substitutions (File Nos. 333-85618, 333-139695, 333-115515, 333-145826 and 333-85326).

6.	Security Life Separate Account A1 (“Security Life A1”). Security Life A1 (File
No. 811-08196) was established by Security Life in 1993 in accordance with the laws of the
State of Colorado to support certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File No. 033-78444).

________________________
[1] Separate accounts that support variable annuity contracts that will not be affected by the Substitution are not identified herein.
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	7.	Security Life Separate Account S-A1 (“Security Life S-A1”). Security Life S-
A1 (formerly Southland Separate Account A1) (File No. 811-08976) was originally established by Southland in 1994 in accordance with the laws of the State of Texas to support certain
Contracts. The Contract described in the following registration statement will be affected by the
Substitutions (File No. 333-119439).

Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate by reference each of the above-referenced files to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Each Account is administered and accounted for as part of the general business of the
Company of which it is a part. The assets of each Account attributable to the Contracts issued through it are owned by each Company but are held separately from all other assets of that
Company for the benefit of the owners of, and persons entitled to benefits under such Contracts.
Pursuant to applicable state insurance law and to the extent provided in the Contracts, such assets are not chargeable with liabilities arising out of any other business that each Company may conduct. Income, if any, gains and losses, realized or unrealized, from each Account are credited to or charged against the assets of that Account without regard to other income, gains or losses of its Company or any of its other segregated asset accounts. Each Account is a “separate account”
as defined by Rule 0-1(e) under the 1940 Act.

Each Account is divided into subaccounts, each of which invests exclusively in shares of one investment company portfolio, which include the Replaced Funds or other mutual funds.
Each investment company portfolio has its own distinct investment objective(s) and policies.
Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of each Account without regard to any other income, gains or losses of the applicable Company. To the extent provided in the Contracts, assets equal to the reserves and other contract liabilities with respect to an Account are not chargeable with liabilities arising out of any other business of the Company that is the depositor of the Account.

Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another open-end management investment company for shares of an open-end management investment company held by a subaccount of an Account whenever the Company, in its judgment, determines that a portfolio no longer suits the purpose of the Contract.

C.	The Substitute Funds. The Substitute Funds are series of ING Variable Portfolios, Inc.
Effective May 1, 2014, ING Variable Portfolios, Inc. will change its name to Voya Variable
Portfolios, Inc. in relation to the overall rebranding of Voya and its subsidiaries mentioned above. More information about each Substitute Fund’s fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

ING Variable Portfolios, Inc. (“ING Variable Portfolios”). ING Variable Portfolios,
formerly known as Aetna Variable Portfolios, Inc., was organized as a Maryland Corporation in
1996. ING Variable Portfolios is registered under the 1940 Act as an open-end management investment company (File No. 811-05173). It is a series investment company as defined by Rule
18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series is currently offered by prospectuses dated April 30,
2013. ING Variable Portfolios has registered these shares under the Securities Act of 1933 on
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Form N-1A (File No. 333-05173) which was last updated in an effective amendment to the registration statement filed on May 20, 2013.[2]

ING Investments, LLC (“ING Investments”), an Arizona limited liability company and an SEC registered investment adviser, serves as the investment adviser to each Substitute Fund.
ING Investments maintains its offices at 7337 East Doubletree Ranch Road, Scottsdale, Arizona
85258. Effective May 1, 2014, ING Investments, LLC will change its name to Voya
Investments, LLC in relation to the overall rebranding of Voya and its subsidiaries mentioned above.

ING Investments, subject to the direction of ING Variable Portfolios Board of Directors
(the “Board”), has overall responsibility for the management of the each Substitute Fund. ING
Investments provides or oversees all investment advisory and portfolio management services for each Substitute Fund and assists in managing and supervising all aspects of the general day-to-
day business activities and operations of each Substitute Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. ING
Investments delegates to a sub-adviser the responsibility for day-to-day management of the investments of each Substitute Fund, subject to the ING Investment’s oversight. ING
Investments also recommends the appointment of additional or replacement sub-advisers to the
Board.

For its services, ING Investments receives advisory fees from each Substitute Fund. This fee is calculated for each series based on a percentage of its average net assets. From this advisory fee ING Investments pays the fees of all subadvisers.

The following series of ING Variable Portfolios will be used as Substitute Funds:

	a.	ING Russell Large Cap Value Index Portfolio – Class I3
	b.	ING Russell Large Cap Value Index Portfolio – Class S3
	c.	ING Russell Large Cap Index Portfolio – Class I3
	d.	ING Russell Large Cap Growth Index Portfolio – Class I3

D.	The Replaced Funds. The funds to be replaced with a Substitute Fund are listed below.
More information about the Replaced Funds’ fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

1.	Legg Mason Partners Variable Equity Trust. The Legg Mason Partners
Variable Equity Trust is organized as a Maryland statutory trust and registered under the 1940
Act as an open-end management investment company (File No. 811-22128). It is a series investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. One such series, the ClearBridge
Variable Large Cap Value Portfolio is currently offered by prospectus dated May 1, 2013. The
Legg Mason Partners Variable Equity Trust is registered under the Securities Act of 1933 on

2	Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
3	As part of the overall rebranding of Voya and its subsidiaries, effective May 1, 2014, the ING Russell Large Cap
Value Index Portfolio, the ING Russell Large Cap Index Portfolio and the ING Russell Large Cap Growth Index
Portfolio will change names to the Voya Russell Large Cap Value Index Portfolio, the Voya Russell Large Cap
Index Portfolio and the Voya Russell Large Cap Growth Index Portfolio, respectively.
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Form N-1A (File No. 333-91278), which was last updated in an effective amendment to the registration statement filed on May 14, 2013.[4]

Legg Mason Partners Fund Advisor, LLC (“LMPFA”) is the investment manager for the
ClearBridge Variable Large Cap Value Portfolio. LMPFA is an investment adviser registered under the Advisers Act and maintains its offices at 620 Eighth Avenue, New York, New York
10018. LMPFA provides administrative and certain oversight services to the ClearBridge
Variable Large Cap Value Portfolio.

ClearBridge Investments, LLC (“ClearBridge”), an affiliate of LMPFA, provides the day-
to-day portfolio management of the ClearBridge Variable Large Cap Value Portfolio, except for the management of cash and short-term instruments. ClearBridge is an investment adviser registered under the Advisers Act.

Western Asset Management Company (“Western Asset”) manages the ClearBridge
Variable Large Cap Value Portfolio’s cash and short-term instruments. Western Asset is an affiliate of LMPFA and ClearBridge and an investment adviser registered under the Advisers
Act.

The ClearBridge Variable Large Cap Value Portfolio is designated as a Replaced Fund in this Application.

	2.	Fidelity Variable Insurance Products Fund. The Variable Insurance Products
Fund is organized as a Massachusetts business trust and registered under the 1940 Act as an open-end management investment company (File No. 811-03329). It is a series investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series is currently offered by prospectus dated April 30, 2013. The Variable Insurance Products Fund is registered under the
Securities Act of 1933 on Form N-1A (File No. 002-75010) which was last updated in effective amendments to the registration statements filed on May 17, 2013.[5]

Fidelity Management & Research Company (“FMR”) serves as the investment adviser for each of the Fidelity Variable Insurance Products Funds. FMR has overall responsibility for directing each Fidelity Variable Insurance Products Fund’s investments and is an investment adviser registered under the Advisers Act. FMR maintains its offices at One Federal Street,
Boston, Massachusetts 02110.

FMR Co., Inc. (“FMRC”) serves as the sub-adviser for the Fidelity VIP Equity-Income
Portfolio, with day-to-day responsibility for choosing investments for the Fidelity VIP Equity-
Income Portfolio. FMRC is an affiliate of FMR and an investment adviser registered under the
Advisers Act.

The Fidelity VIP Equity-Income Portfolio is designated as a Replaced Fund in this
Application.

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4	Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
5	Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
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3.	Invesco Variable Insurance Funds. Invesco Variable Insurance Funds is a
Delaware statutory trust and registered under the 1940 Act as an open-end management investment company (File No. 811-07452). It is a series investment company as defined by Rule
18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each affected series is currently offered by prospectus dated April
29, 2013. The Invesco Variable insurance Funds is registered under the Securities Act of 1933 on Form N-1A (File No. 033-57340) which was last updated in an effective amendment to the registration statement filed on May 1, 2013. [6]

Invesco Advisers, Inc. serves as the investment adviser for each series of the Invesco
Variable Insurance Funds. Invesco Advisers, Inc. is an investment adviser registered under the
Advisers Act and maintains its offices at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.

The Invesco VI Core Equity Fund and the Invesco VI American Franchise Fund are
designated as Replaced Funds in this Application.

4.	Pioneer Variable Contracts Trust. The Pioneer Variable Contracts Trust is
organized as a Massachusetts trust and registered under the 1940 Act as an open-end management investment company (File No. 811-08786). It is a series investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each affected series is currently offered by prospectus dated May 1, 2005. The Pioneer Variable Contracts Trust is registered under the Securities Act of 1933 on Form N-1A (File No. 033-84546) which was last updated in an effective amendment to the registration statement filed on May 9, 2013. [7]

Pioneer Investment Management, Inc. serves as the investment adviser for each series of the Pioneer Variable Contracts Trust. Pioneer Investment Management, Inc. is an investment adviser registered under the Advisers Act and maintains its offices at 60 State Street, Boston,
Massachusetts 02109.

The Pioneer Equity Income VCT Portfolio is designated as a Replaced Fund in this
Application.

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6	Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
7	Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
9

E.	The Contracts. The terms and conditions, including charges and expenses, applicable to each Contract are described in the registration statements filed with the SEC for each.[8] The
Contracts are issued as individual variable annuity contracts. As each Contract is structured, owners of the Contract (each a “Contract Owner”) may select one or more of the investment options available under the Contract by allocating premiums and transferring account value to that subaccount of the relevant Account that corresponds to the investment option desired.
Thereafter, the account value of the Contract Owner will vary based on the investment experience of the selected subaccount(s). Generally, a Contract Owner may, during the life of each Contract, make unlimited transfers of account values among the subaccounts available under the Contract, subject to any administrative and/or transfer fees applicable under the
Contracts and any limits related to frequent or disruptive transfers.

III - DESCRIPTION OF THE PROPOSED SUBSTITUTIONS
AND THE RELIEF REQUESTED

A.	Summary of the Proposed Substitutions. Subject to the approval of the Commission under Section 26 of the 1940 Act, Applicants propose, as set forth in the following chart, to substitute shares of the Substitute Funds for those of the Replaced Funds and transfer cash to the
Substitute Funds.

	Replaced Fund	Substitute Fund	Accounts Holding
Replaced Fund Assets
1	ClearBridge Variable Large	ING Russell Large Cap	ING USA B, ING USA EQ,
	Cap Value Portfolio – Class I	Value Index Portfolio –	ReliaStar NY-B
Class I
2	Fidelity VIP Equity-Income	ING Russell Large Cap	ING USA B, ING USA EQ,
	Portfolio – Initial Class	Value Index Portfolio –	ReliaStar NY-B, ING Life B,
		Class I	ING Life I, Security Life S-
A1
	Fidelity VIP Equity-Income	ING Russell Large Cap
	Portfolio – Service 2 Class	Value Index Portfolio –
Class S
3	Invesco VI Core Equity Fund	ING Russell Large Cap	Security Life A1, Security
	– Class I	Index Portfolio – Class S	Life S-A1
4	Invesco VI American	ING Russell Large Cap	ING USA B, ReliaStar NY-
	Franchise Fund – Class I	Growth Index Portfolio –	B
Class S
5	Pioneer Equity Income VCT	ING Russell Large Cap	ING USA B, ReliaStar NY-
	Portfolio – Class II	Value Index Portfolio –	B
Class S

No brokerage commissions, fees or other remuneration will be paid by any Replaced
Fund, Substitute Fund or any Contract Owner in connection with the Substitutions.

With respect to the Replaced Funds, the Applicants have determined that the investment objectives and the investment policies of the Substitute Funds are similar to those of the
______________________
8 See Section II. B. above.
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corresponding Replaced Funds and therefore the essential objectives and risk expectations of those Contract Owners with interests in subaccounts of the Replaced Funds (individually, an
“Affected Contract Owner” and, collectively, “Affected Contract Owners”) will continue to be met after the Substitutions.

Additionally, as is detailed below, the overall expenses of the Substitute Funds are less than those of the corresponding Replaced Funds. Applicants believe that, because the Substitute
Funds will be offered over a substantially larger asset base than the Replaced Funds, there is a potential that Affected Contract Owners will, over time, realize the benefits from additional economies of scale with respect to the advisory fees.

B.	Purposes of the Proposed Substitutions. The principal purposes of the Substitutions are as follows:

1.	Implement Business Plan. The Substitutions are another step in the Companies’
overall business plan to make the Contracts more competitive (and thus more attractive to customers) and more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain performance, risk and pricing guidelines.

2.	Influence. The Substitutions will replace unaffiliated funds with funds that are advised and sub-advised by affiliates of the Companies. Additionally, the Substitute Funds will only be available through variable insurance products offered by the Companies or their affiliated insurance companies. Consequently, the Board of the Substitute Funds has greater sensitivity to the needs of Contract Owners. The Substitutions will provide the Companies with more influence over the administrative aspects of the funds offered through the Contracts.

Influence is important because changes to the funds offered through the Contracts often result in costly, off-cycle communications and mailing to Contract Owners. These changes may include changes in fund management, changes in investment style and/or policies and changes resulting from economic conditions or regulatory events. Currently, if the Companies or their
Contract Owners object to any such changes, the only recourse the Companies have is to propose substitution of another fund. Substitutions involve extensive review, regulatory approvals and significant time and expense. For affiliated funds, there is greater influence over the pace and timing of such changes. Additionally, issues involving poor performance, the inability of the sub-adviser to properly manage the fund’s assets and other matters affecting the qualification of a fund’s sub-adviser may be solved by the adviser removing the sub-adviser. Under the manager-
of-managers exemptive relief granted to the certain ING fund families and relied upon by ING
Variable Portfolios, Inc.,[9] a vote of the shareholders is not necessary to change a sub-adviser, except for changes involving certain affiliated sub-advisers. Notwithstanding, after the Effective
Date of the Substitutions the Applicants agree not to change a Substitute Fund’s sub-adviser without first obtaining shareholder approval of either (1) the sub-adviser change or (2) the parties continued ability to rely on their manager-of-managers relief.

The Companies believe that the Substitutions will enable them to exercise more influence over the management and administration of the funds offered through their Contracts, thereby reducing costs and customer confusion. The added influence will give each Company the ability

_______________________
9 Investment Company Act of 1940 Release No. 30603 (July 22, 2013).

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to react more quickly to the changes and problems it encounters in its oversight of the funds which are available in its Contracts.

3.	Reduction of Costs. The replacement of the Replaced Funds, which are managed by unaffiliated investment advisers, with the Substitute Funds which are managed by affiliated investment advisers will allow the Companies to reduce costs by consolidating administration of the Substitute Funds with its other funds. Changes by the Replaced Funds now come unexpectedly and may require product amendments, regulatory filings and/or immediate notification to Contract Owners. Such changes can be better planned or anticipated for the
Substitute Funds so that costs are reduced by including the changes with other routine regulatory filings and mailings regularly sent to Contract Owners.

4.	Due Diligence. The Companies have an on-going fund due diligence process through which they select, evaluate and monitor the funds available through the Contracts. This process contributes to the Companies’ ability to offer competitive products and services and assist their customers in meeting their financial goals. The Substitutions will allow the
Companies to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

C.	Implementation. Applicants will affect the Substitutions as soon as practicable following the issuance of the requested order. As of the effective date of the Substitutions
(“Effective Date”), shares of the Replaced Funds will be redeemed for cash. The Companies, on behalf of each Replaced Fund subaccount of each relevant Account, will simultaneously place a redemption request with each Replaced Fund and a purchase order with the corresponding
Substitute Fund so that the purchase of Substitute Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the applicable Substitute Fund.

The Substitutions will take place at relative net asset value (in accordance with Rule 22c-
1 under the 1940 Act) with no change in the amount of any Affected Contract Owner’s account value or death benefit, or in the dollar value of his or her investment in the applicable Account.
No brokerage commissions, fees or other remuneration will be paid by either the Replaced Funds or the Substitute Funds or by Affected Contract Owners in connection with the Substitutions.
The transaction comprising the Substitutions will be consistent with the policies of each investment company involved and with the general purposes of the 1940 Act.

Affected Contract Owners will not incur any fees or charges as a result of the
Substitutions nor will their rights or the Companies’ obligations under the Contracts be altered in any way. The Companies or their affiliates will pay all expenses and transaction costs of the
Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on
Affected Contract Owners. The Substitutions will not cause the Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the Substitutions. Also, as described more fully below, after notification of the Substitutions and for 30 days after the Effective Date, Affected Contract Owners may reallocate the subaccount value of the Replaced Funds to any other investment option available under their Contract without incurring any administrative costs or allocation (transfer) charges.

12

All Affected Contract Owners will be notified of this Application by means of supplements to the Contract prospectuses shortly after the date the Application is first filed with the Commission. Among other information regarding the Substitutions, the supplements will inform Affected Contract Owners that beginning on the date of the supplements the Companies will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from a Replaced Fund (other than restrictions related to frequent or disruptive transfers) until at least 30 days after the Effective Date of the Substitutions. Following the date the order requested by this Application is issued, but before the Effective Date, Affected
Contract Owners will receive a second supplement to the Contract prospectuses setting forth the
Effective Date and advising Affected Contract Owners of their right, if they so choose, at any time prior to the Effective Date, to reallocate or withdraw accumulated value in the Replaced
Fund subaccounts under their Contracts or otherwise terminate their interest therein in accordance with the terms and conditions of their Contracts. If Affected Contract Owners reallocate account value prior to the Effective Date or within 30 days after the Effective Date, there will be no charge for the reallocation of accumulated value from the Replaced Fund subaccounts and the reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers. The Companies will not exercise any right they may have under the Contracts to impose additional restrictions or fees on transfers from a
Replaced Fund under the Contracts (other than restrictions related to frequent or disruptive transfers) for a period of at least 30 days following the Effective Date of the Substitutions.
Additionally, all Affected Contract Owners will be sent prospectuses of the applicable Substitute
Funds before the Effective Date.

Within five (5) business days after the Effective Date, Affected Contract Owners will be sent a written confirmation (“Post-Substitution Confirmation”) indicating that shares of the
Replaced Funds have been redeemed and that the shares of the corresponding Substitute Fund have been substituted. The Post-Substitution Confirmation will show how the allocation of the
Contract Owner’s account value before and immediately following the Substitutions have changed as a result of the Substitutions and detail the transactions effected on behalf of the respective Affected Contract Owner because of the Substitutions.

D.	Relief Requested. Applicants request that the Commission issue an order pursuant to
Section 26(c) of the 1940 Act approving the Substitutions.

IV - APPLICANTS’ ANALYSIS IN SUPPORT OF REQUEST FOR AN ORDER
PURSUANT TO SECTION 26(c) OF THE 1940 ACT

A.	Relevant Statutory Provisions. Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section
26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) was added to the 1940 Act by the Investment Company Amendments Act
of 1970 then as Section 26(b). Prior to enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the
Commission, concerned with the high sales charges then common to most unit investment trusts
13

and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund,[10] recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.[11]

Congress responded to the Commission’s concerns by enacting Section 26(b) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for
Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and provisions of the 1940 Act.[12]

The substitution of shares held by each Account, as described above, appears to involve a substitution of securities within the meaning of Section 26(c) of the 1940 Act.[13] Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the
Substitutions.

B.	Comparison of Fees and Expenses, Investment Objectives Strategies and Risks,
Expense Ratios and Total Return. At the time of the Substitutions the overall fees and expenses of the Substitute Funds will be less than those assessed by the Replaced Funds.[14]

_____________________
[10]	In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(b) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act.
See House Committee Interstate and Foreign Commerce, Report on the Securities and Exchange Commission on
Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337
(1966).
[11]	See id.
[12]	S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936
(1970).
[13]	While Section 26(b), by its terms, applies only to a unit investment trust holding the securities of one issuer, the
Commission has interpreted Section 26(b) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemptions from Certain Provisions of the Investment
Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No.
12678 (Sept. 21, 1982) (emphasis added).
[14]	For two years following the implementation of the Substitution described herein, the net annual expenses of the
Substitute Fund will not exceed the net annual expenses of the Replaced Fund as of November 29, 2013. To achieve this limitation, the Substitute Funds’ investment adviser will waive fees or reimburse the Substitute Fund in certain amounts to maintain expenses at or below the limit. In addition, the Companies will not increase the
Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution.
14

Furthermore, the Substitute Funds have investment objectives and investment strategies that are similar to the investment objectives and strategies of the Replaced Funds. Accordingly, the Applicants believe that the fundamental investment objectives of the Affected Contract
Owners will continue to be met after the Substitutions.

Applicants generally submit that the Substitutions meet the standards that the
Commission and its staff have applied to similar substitutions that have been approved in the past.[15]

Comparative information regarding fees and expenses (including management fee breakpoints),[16]
investment objectives and strategies, expense ratios and total return for the proposed
Substitutions are as follows.

________________________
[15] See, e.g. Lincoln National Life Company, et al., (File No. 812-14063), Investment Company Act Release No.
30517 (May 14, 2013)(Order); AXA Equitable Life Insurance Company, et al., (File No. 812-14036), Investment
Company Act Release No. 30405 (February 26, 2013)(Order); New York Life Insurance and Annuity
Corporation, et al., (File No. 812-13903), Investment Company Act Release No. 29947 (February 14,
2012)(Order); Allianz Life Insurance Company of North America, et al., (File No. 812-13821), Investment
Company Act Release No. 29716 (July 6, 2011)(Order); AXA Equitable Life Insurance Company, et al., (File
No. 812-13686), Investment Company Act Release No. 29372 (July 29, 2010)(Order); Nationwide Life
Insurance Company, et al., (File No. 812-13495), Investment Company Act Release No 28815 (July 8,
2009)(Order); Riversource Life Insurance Company, et al., (File No. 812-13492), Investment Company Act
Release No. 28575 (December 30, 2008)(Order); ING USA Annuity and Life Insurance Company, et al., (File
No. 812-13466), Investment Company Act Release No. 28285 (May 23, 2008) (Order); ING Life Insurance and
Annuity Company, et al., (File No. 812-13361), Investment Company Act Release No. 27885 (July 16, 2007)
(Order); ING Life Insurance and Annuity Company, et al., (File No. 812-13260), Investment Company Act
Release No. 27445 (August 15, 2006) (Order); ING USA Annuity and Life Insurance Company, et al., (File No.
812-13148), Investment Company Act Release No. 27052 (August 30, 2005) (Order); ING Life Insurance and
Annuity Company, et al., (File No. 812-13101), Investment Company Act Release No. 26711 (December 20,
2004) (Order); Security Life of Denver Insurance Company, et al., (File No. 812-11010), Investment Company
Act Release No. 23291 (June 29, 1998) (Order).
[16] The tables show the operating expenses for the Substitute Fund and the Replaced Fund as a ratio of expenses to average daily net assets. The fees and expenses of the Substitute Fund and the Replaced Fund are based on net assets as of November 29, 2013.
15

1.	ING Russell Large Cap Value Index Portfolio for the ClearBridge Variable
Large Cap Value Portfolio.

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of November 29, 2013, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Substitute Fund
· ING Russell Large
Cap Value Index
Portfolio – Class I	0.45%	None	0.10%	0.07%	0.62%	0.11%	0.51%
Replaced Fund
· ClearBridge Variable
Large Cap Value
Portfolio – Class I	0.65%	None	None	0.09%	0.74%	None	0.74%

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Replaced Fund		Substitute Fund
ClearBridge Variable Large Cap Value		ING Russell Large Cap Value Index Portfolio
Portfolio		Total Net Expenses: 0.51% - Class I
Total Net Expenses: 0.74% - Class I
		Management Fee: 0.45%
Management Fee: 0.65%

Management Fee Breakpoints		Management Fee Breakpoints
0.65%	First $350 million	0.45%	First $250 million
0.55%	Next $150 million	0.35%	Next $250 million
0.525%	Next $250 million	0.30%	Thereafter
0.50%	Next $250 million
0.45%	Over $1 billion

c.	Investment Objectives, Strategies and Risks.

Replaced Fund	Substitute Fund
ClearBridge Variable Large Cap Value	ING Russell Large Cap Value Index Portfolio
Portfolio
Investment Objective –
Investment Objective –	The Portfolio seeks investment results (before
The fund seeks long-term growth of capital as its	fees and expenses) that correspond to the total
primary investment objective. Current income is	return (which includes capital appreciation and
a secondary objective.	income) of the Russell Top 200® Value Index
(“Index”).

16

Principal Investment Strategies –	Principal Investment Strategies –
Under normal circumstances, the fund invests at
least 80% of its net assets, plus borrowings for
investment purposes, if any, in equity securities,
or other investments with similar economic
characteristics, of companies with large market
capitalizations.	Under normal market conditions, the Portfolio
invests at least 80% of its net assets (plus
borrowings for investment purposes) in equity
securities of companies, which are at the time of
purchase, included in the Index; convertible
securities that are convertible into stocks
included in the Index; other derivatives whose
economic returns are, by design, closely
equivalent to the returns of the Index or its
components; and exchange-traded funds. The
Portfolio will provide shareholders with at least
60 days’ prior notice of any change in this
investment policy. Under normal market
conditions, the Portfolio invests all, or
substantially all of its assets in these securities.

The Portfolio may invest in other investment
companies to the extent permitted under the
Investment Company Act of 1940, as amended,
and the rules, regulations, and exemptive orders
thereunder (“1940 Act”).

The Portfolio currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index.

The Index is an unmanaged index that measures
the performance of the especially large cap
segment of the U.S. equities universe
represented by stocks in the largest 200 by
market cap that exhibit value characteristics. The
Index includes those Russell Top 200® Index
companies that exhibit value characteristics,
including lower price-to-book ratios and lower
forecasted growth values. As of December 31,
2012, the smallest company in the Index had a
market capitalization of $10.8 billion and the
largest company had a market capitalization of
$394.6 billion. As of February 28, 2013, a
portion of the Index was concentrated in the
financials sector and a portion of the Index was
focused in the energy sector (including the oil,
gas, and consumable fuels industry).

The Portfolio may not always hold all of the

17

same securities as the Index. The Portfolio may
also invest in stock index futures and other
derivatives as a substitute for the sale or
purchase of securities in the Index and to provide
equity exposure to the Portfolio’s cash position.
Although the Portfolio attempts to track, as
closely as possible, the performance of the
Index, the Portfolio does not always perform
exactly like the Index. Unlike the Index, the
Portfolio has operating expenses and transaction
costs and therefore has a performance
disadvantage versus the Index.

The sub-adviser (“Sub-Adviser”) may sell a security when the security’s percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 1 / 3 % of its total assets.
Principal Risks –	Principal Risks –

Certain risks. Risk is inherent in all investing.	An investor could lose money on an investment
There is no assurance that the fund will meet its	in the Portfolio. Any of the following risks,
investment objectives. The value of an	among others, could affect Portfolio
investment in the fund, as well as the amount of	performance or cause the Portfolio to lose
return an investor receives on their investment,	money or to underperform market averages of
may fluctuate significantly. An investor may	other funds.
lose part or all of their investment in the fund or
their investment may not perform as well as	Company. The price of a given company’s
other similar investments. The following is a	stock could decline or underperform for many
summary description of certain risks of investing	reasons including, among others, poor
in the fund.	management, financial problems, or business
challenges. If a company declares bankruptcy or
Stock market and equity securities risk. The	becomes insolvent, its stock could become
securities markets are volatile and the market	worthless.
prices of the fund’s securities may decline
generally. Securities fluctuate in price based on	Concentration. To the extent that the
changes in a company’s financial condition and	Portfolio’s index “concentrates,” as that term is
overall market and economic conditions. If the	defined in the 1940 Act, in the securities of a
market prices of the securities owned by the fund	particular industry or group of industries or a
fall, the value of an investment in the fund will	single country or region, the Portfolio will
decline. The financial crisis that began in 2008	concentrate its investments to approximately the
has caused a significant decline in the value and	same extent as the Index. As a result, the
liquidity of many securities of issuers	Portfolio may be subject to greater market
worldwide. In response to the crisis, the U.S. and	fluctuation than a fund which has securities

18

other governments and the Federal Reserve and
certain foreign central banks have taken steps to
support financial markets. The withdrawal of
this support, failure of efforts to respond to the
crisis, or investor perception that such efforts are
not succeeding could also negatively affect
financial markets generally as well as the value
and liquidity of certain securities. In addition,
policy and legislative changes in the United
States and in other countries are changing many
aspects of financial regulation. The impact of
these changes on the markets, and the practical
implications for market participants, may not be
fully known for some time.

Large capitalization company risk. Large
capitalization companies may fall out of favor
with investors.

Value investing risk. The value approach to
investing involves the risk that stocks may
remain undervalued. Value stocks may
underperform the overall equity market while the
market concentrates on growth stocks. Although
the fund will not concentrate its investments in
any one industry or industry group, it may, like
many value funds, weight its investments toward
certain industries, thus increasing its exposure to
factors adversely affecting issuers within those
industries.

Portfolio selection risk. The value of an
investment may decrease if the subadviser’s
judgment about the attractiveness, value or
market trends affecting a particular security,
industry or sector or about market movements is
incorrect.

Issuer risk. The value of a security can go up or
down more than the market as a whole and can
perform differently from the value of the market
as a whole, often due to disappointing earnings
reports by the issuer, unsuccessful products or
services, loss of major customers, major
litigation against the issuer or changes in
government regulations affecting the issuer or
the competitive environment. The fund may
experience a substantial or complete loss on an

representing a broader range of investment
alternatives. If securities in which the Portfolio
concentrates fall out of favor, the Portfolio could
underperform funds that have greater
diversification.

Convertible Securities. Convertible securities
are securities that are convertible into or
exercisable for common stocks at a stated price
or rate. Convertible securities are subject to the
usual risks associated with debt securities, such
as interest rate and credit risk. In addition,
because convertible securities react to changes in
the value of the stocks into which they convert,
they are subject to market risk.

Credit. Prices of bonds and other debt
instruments can fall if the issuer’s actual or
perceived financial health deteriorates, whether
because of broad economic or issuer-specific
reasons. In certain cases, the issuer could be late
in paying interest or principal, or could fail to
pay altogether.

Derivative Instruments. Derivative
instruments are subject to a number of risks,
including the risk of changes in the market price
of the underlying securities, credit risk with
respect to the counterparty, risk of loss due to
changes in interest rates and liquidity risk. The
use of certain derivatives may also have a
leveraging effect which may increase the
volatility of the Portfolio and reduce its returns.
Derivatives may not perform as expected, so the
Portfolio may not realize the intended benefits.
When used for hedging, the change in value of a
derivative may not correlate as expected with the
currency, security or other risk being hedged. In
addition, given their complexity, derivatives
expose the Portfolio to the risk of improper
valuation.

Focused Investing. To the extent that the
Portfolio invests a substantial portion of its
assets in a particular industry, sector, market
segment, or geographical area, its investments
will be sensitive to developments in that
industry, sector, market segment, or

19

individual security. Historically, the prices of
securities of small and medium capitalization
companies have generally gone up or down more
than those of large capitalization companies,
although even large capitalization companies
may fall out of favor with investors.

Liquidity risk. Some assets held by the fund
may be difficult to sell, or illiquid, particularly
during times of market turmoil. Illiquid assets
may also be difficult to value. If the fund is
forced to sell an illiquid asset to meet
redemption requests or other cash needs, the
fund may be forced to sell at a loss.

Risk of increase in expenses. An investor’s
actual costs of investing in the fund may be
higher than the expenses shown in “Annual fund
operating expenses” for a variety of reasons. For
example, expense ratios may be higher than
those shown if a fee limitation is changed or
terminated or if average net assets decrease. Net
assets are more likely to decrease and fund
expense ratios are more likely to increase when
markets are volatile.	geographical area. The Portfolio assumes the
risk that changing economic conditions;
changing political or regulatory conditions; or
natural and other disasters affecting the
particular industry, sector, market segment, or
geographical area in which the Portfolio focuses
its investments could have a significant impact
on its investment performance and could
ultimately cause the Portfolio to underperform,
or be more volatile than, other funds that invest
more broadly.

Index Strategy. The index selected may
underperform the overall market and the
Portfolio might fail to track its target index. The
correlation between the Portfolio and index
performance may be affected by the Portfolio’s
expenses and the timing of purchases and
redemptions of the Portfolio’s shares. The
Portfolio’s actual holdings might not match the
Index and the Portfolio’s effective exposure to
index securities at any given time may not equal
100%.

Interest Rate. With bonds and other fixed rate
debt instruments, a rise in interest rates generally
causes values to fall; conversely, values
generally rise as interest rates fall. The higher
the credit quality of the instrument, and the
longer its maturity or duration, the more
sensitive it is likely to be to interest rate risk. In
the case of inverse securities, the interest rate
generally will decrease when the market rate of
interest to which the inverse security is indexed
decreases. As of the date of this Prospectus,
interest rates in the United States are at or near
historic lows, which may increase the Portfolio’s
exposure to risks associated with rising interest
rates.

Liquidity. If a security is illiquid, the Portfolio
might be unable to sell the security at a time
when the Portfolio’s manager might wish to sell,
and the security could have the effect of
decreasing the overall level of the Portfolio’s
liquidity. Further, the lack of an established
secondary market may make it more difficult to
value illiquid securities, which could vary from

20

the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market. Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives.

Other Investment Companies. The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying an investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio.

Securities Lending. Securities lending involves two primary risks: “investment risk” and “borrower default risk.” Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Value Investing. Securities that appear to be

21

undervalued may never appreciate to the extent expected. Further, because the prices of value- oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings and industrial production.

d. Comparison. The Section 26 Applicants believe that the Replaced Fund and the
Substitute Fund have similar investment objectives and similar policies and risks.

The Replaced Fund’s investment objective is long-term growth of capital and the secondary objective is current income, and the Substitute Fund seeks to track the Russell Top 200 Value
Index. Under normal circumstances, the Replaced Fund invests at least 80% of its net assets, plus borrowings for investment purposes, if any, in equity securities, or other investments with similar economic characteristics, of companies with large market capitalizations. The Substitute
Fund seeks investment results (before fees and expenses) that correspond to the total return
(which includes capital appreciation and income) of the Russell Top 200® Value Index
(“Index”).Under normal market conditions, the Substitute Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index.
The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Substitute Fund currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index.

The Substitute Fund will offer investors exposure to similar types of stocks. Both Portfolios are classified in the Large Value category by Morningstar. Based on Morningstar analysis of the underlying holdings, the Substitute Fund tends to invest in larger companies with higher market capitalizations. Further, the Portfolios exhibit similar statistics that are characteristic of a value-
style investment strategy.

Equity Portfolio Statistic	Replaced Fund	Substitute Fund
Price/Earnings Ratio	13.71	13.14
Price/Bond Ratio	1.80	1.52
Price/Sales Ratio	1.36	1.29
Dividend Yield	2.54%	2.66%
Source: Morningstar, Inc.

	22

Even though the Replaced Fund uses a more active strategy, the Substitution is appropriate. The three-year correlation coefficient as of November 29, 2013 between the Replaced Fund and the
Substitute Fund is 0.99, representing a very strong positive relationship in returns. This means that as the Replaced Fund moved up or down by a given amount, the Substitute Fund moved in the same direction by almost exactly the same amount.

The Substitute Fund has outperformed the Replaced Fund over the one-year time period, although it has underperformed over the three-year period. The Substitute Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the
Substitution.

e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of November 29, 2013, are as follows:

	Net Expense					(Inception Date)
	Ratio	1 Year	3 Years	5 Years	10 Years	Since Inception
Substitute Fund
· ING Russell Large Cap						(05/01/2009)
Value Index Portfolio –
Class I	0.51%	30.89%	17.67%	N/A	N/A	17.88%
Replaced Fund
· ClearBridge Variable						(02/17/1998)
Large Cap Value Portfolio
– Class I	0.74%	29.97%	19.03%	16.60%	7.78%	6.68%

f. Post Substitution Net Assets. The estimated net assets of the ING Russell
Large Cap Value Index Portfolio – Class I immediately following the proposed substitution will be approximately $60,439,598. This is based on estimated net assets of the Substitute Fund immediately before the substitution ($49,056,764) plus the corresponding Replaced Fund’s actual net assets invested in the Accounts as of November 29, 2013 ($11,382,834).

23

2.	ING Russell Large Cap Value Index Portfolio for Fidelity VIP Equity-Income
Portfolio.

a.	Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of November 29, 2013, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Substitute Fund
· ING Russell Large
Cap Value Index
Portfolio – Class I	0.45%	None	0.10%	0.07%	0.62%	0.11%	0.51%
Replaced Fund
· Fidelity VIP Equity-
Income Portfolio –
Initial Class	0.46%	None	None	0.10%	0.56%	None	0.56%
Substitute Fund
· ING Russell Large
Cap Value Index
Portfolio – Class S	0.45%	0.25%	0.10%	0.07%	0.87%	0.11%	0.76%
Replaced Fund
· Fidelity VIP Equity-
Income Portfolio –
Service 2 Class	0.46%	0.25%	None	0.10%	0.81%	None	0.81%

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Replaced Fund		Substitute Fund
Fidelity VIP Equity-Income Portfolio		ING Russell Large Cap Value Index Portfolio
Total Net Expenses: 0.56% - Initial Class		Total Net Expenses: 0.51% - Class I
	0.81% - Service 2 Class		0.76% - Class S

Management Fee: 0.46%		Management Fee: 0.45%
Management Fee Breakpoints		Management Fee Breakpoints
0.2559%	Group Fee Rate*	0.45%	First $250 million
0.20%	Individual Fund Fee Rate	0.35%	Next $250 million
0.4559%	Management Fee Rate (sum of	0.30%	Thereafter
	above)
* Fidelity calculates a "Group Fee Rate." The group fee
rate is based on the monthly average net assets of all of
the registered investment companies with which FMR
has management contracts. The Group Fee Rate of
0.2559% corresponds to AUM up to $1,374 billion.

	24

c.	Investment Objectives, Strategies and Risks.

Replaced Fund	Substitute Fund
Fidelity VIP Equity-Income Portfolio	ING Russell Large Cap Value Index Portfolio

Investment Objective –	Investment Objective –

The fund seeks reasonable income. The fund will	The Portfolio seeks investment results (before
also consider the potential for capital	fees and expenses) that correspond to the total
appreciation. The fund's goal is to achieve a	return (which includes capital appreciation and
yield which exceeds the composite yield on the	income) of the Russell Top 200® Value Index
securities comprising the S&P 500® Index.	(“Index”).

Principal Investment Strategies –	Principal Investment Strategies –

Normally invests at least 80% of assets in equity	Under normal market conditions, the Portfolio
securities.	invests at least 80% of its net assets (plus
borrowings for investment purposes) in equity
Normally invests primarily in income-producing	securities of companies, which are at the time of
equity securities, which tends to lead to	purchase, included in the Index; convertible
investments in large cap "value" stocks.	securities that are convertible into stocks
included in the Index; other derivatives whose
Potentially invests in other types of equity	economic returns are, by design, closely
securities and debt securities, including lower-	equivalent to the returns of the Index or its
quality debt securities.	components; and exchange-traded funds. The
Portfolio will provide shareholders with at least
Invests in domestic and foreign issuers.	60 days’ prior notice of any change in this
investment policy. Under normal market
Uses fundamental analysis of factors such as	conditions, the Portfolio invests all, or
each issuer's financial condition and industry	substantially all of its assets in these securities.
position, as well as market and economic	The Portfolio may invest in other investment
conditions, to select investments.	companies to the extent permitted under the
Investment Company Act of 1940, as amended,
Potentially uses covered call options as tools in	and the rules, regulations, and exemptive orders
managing the fund's assets.	thereunder (“1940 Act”).

The Portfolio currently invests principally in
common stocks and employs a “passive
management” approach designed to track the
performance of the Index.

The Index is an unmanaged index that measures
the performance of the especially large cap
segment of the U.S. equities universe
represented by stocks in the largest 200 by
market cap that exhibit value characteristics. The
Index includes those Russell Top 200® Index
companies that exhibit value characteristics,

25

including lower price-to-book ratios and lower
forecasted growth values. As of December 31,
2012, the smallest company in the Index had a
market capitalization of $10.8 billion and the
largest company had a market capitalization of
$394.6 billion. As of February 28, 2013, a
portion of the Index was concentrated in the
financials sector and a portion of the Index was
focused in the energy sector (including the oil,
gas, and consumable fuels industry).

The Portfolio may not always hold all of the
same securities as the Index. The Portfolio may
also invest in stock index futures and other
derivatives as a substitute for the sale or
purchase of securities in the Index and to provide
equity exposure to the Portfolio’s cash position.
Although the Portfolio attempts to track, as
closely as possible, the performance of the
Index, the Portfolio does not always perform
exactly like the Index. Unlike the Index, the
Portfolio has operating expenses and transaction
costs and therefore has a performance
disadvantage versus the Index.

The sub-adviser (“Sub-Adviser”) may sell a
security when the security’s percentage
weighting in the Index is reduced, when the
security is removed from the Index, or for other
reasons.

The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33 1 / 3 % of
its total assets.

Principal Risks –

Stock Market Volatility. Stock markets are
volatile and can decline significantly in response
to adverse issuer, political, regulatory, market, or
economic developments. Different parts of the
market and different types of securities can react
differently to these developments.

Interest Rate Changes. Interest rate increases
can cause the price of a debt security to decrease.

Foreign Exposure. Foreign markets can be	Principal Risks –

An investor could lose money on an investment
in the Portfolio. Any of the following risks,
among others, could affect Portfolio
performance or cause the Portfolio to lose
money or to underperform market averages of
other funds.

Company. The price of a given company’s
stock could decline or underperform for many
reasons including, among others, poor
management, financial problems, or business

26

more volatile than the U.S. market due to
increased risks of adverse issuer, political,
regulatory, market, or economic developments
and can perform differently from the U.S.
market.

Issuer-Specific Changes. The value of an
individual security or particular type of security
can be more volatile than, and can perform
differently from, the market as a whole. Lower-
quality debt securities (those of less than
investment-grade quality, also referred to as high
yield debt securities) and certain types of other
securities involve greater risk of default or price
changes due to changes in the credit quality of
the issuer. The value of lower-quality debt
securities and certain types of other securities
can be more volatile due to increased sensitivity
to adverse issuer, political, regulatory, market, or
economic developments.

"Value" Investing. "Value" stocks can perform
differently from the market as a whole and other
types of stocks and can continue to be
undervalued by the market for long periods of
time. .	challenges. If a company declares bankruptcy or
becomes insolvent, its stock could become
worthless.

Concentration. To the extent that the
Portfolio’s index “concentrates,” as that term is
defined in the 1940 Act, in the securities of a
particular industry or group of industries or a
single country or region, the Portfolio will
concentrate its investments to approximately the
same extent as the Index. As a result, the
Portfolio may be subject to greater market
fluctuation than a fund which has securities
representing a broader range of investment
alternatives. If securities in which the Portfolio
concentrates fall out of favor, the Portfolio could
underperform funds that have greater
diversification.

Convertible Securities. Convertible securities
are securities that are convertible into or
exercisable for common stocks at a stated price
or rate. Convertible securities are subject to the
usual risks associated with debt securities, such
as interest rate and credit risk. In addition,
because convertible securities react to changes in
the value of the stocks into which they convert,
they are subject to market risk.

Credit. Prices of bonds and other debt
instruments can fall if the issuer’s actual or
perceived financial health deteriorates, whether
because of broad economic or issuer-specific
reasons. In certain cases, the issuer could be late
in paying interest or principal, or could fail to
pay altogether.

Derivative Instruments. Derivative
instruments are subject to a number of risks,
including the risk of changes in the market price
of the underlying securities, credit risk with
respect to the counterparty, risk of loss due to
changes in interest rates and liquidity risk. The
use of certain derivatives may also have a
leveraging effect which may increase the
volatility of the Portfolio and reduce its returns.
Derivatives may not perform as expected, so the
Portfolio may not realize the intended benefits.

27

When used for hedging, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing. To the extent that the Portfolio invests a substantial portion of its assets in a particular industry, sector, market segment, or geographical area, its investments will be sensitive to developments in that industry, sector, market segment, or geographical area. The Portfolio assumes the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or geographical area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or be more volatile than, other funds that invest more broadly.

Index Strategy. The index selected may underperform the overall market and the Portfolio might fail to track its target index. The correlation between the Portfolio and index performance may be affected by the Portfolio’s expenses and the timing of purchases and redemptions of the Portfolio’s shares. The Portfolio’s actual holdings might not match the Index and the Portfolio’s effective exposure to index securities at any given time may not equal 100%.

Interest Rate. With bonds and other fixed rate debt instruments, a rise in interest rates generally causes values to fall; conversely, values generally rise as interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus,

28

interest rates in the United States are at or near historic lows, which may increase the Portfolio’s exposure to risks associated with rising interest rates.

Liquidity. If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, and the security could have the effect of decreasing the overall level of the Portfolio’s liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market. Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives.

Other Investment Companies. The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying an investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in

29

addition to the expenses of the Portfolio.

Securities Lending. Securities lending involves two primary risks: “investment risk” and “borrower default risk.” Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Value Investing. Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value- oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings and industrial production.

d. Comparison. The Section 26 Applicants believe that the Replaced Fund and the Substitute Fund have similar investment objectives and similar policies and risks.

The Replaced Fund’s investment objective is to seek reasonable income, and will also consider the potential for capital appreciation. The Replaced Fund normally invests at least 80% of assets in equity securities, primarily in income-producing equity securities, which tends to lead to investments in large cap "value" stocks. The Substitute Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index (“Index”). Under normal market conditions, the
Substitute Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Substitute Fund currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index.

The Substitute Fund will offer investors exposure to similar types of stocks. Both Portfolios are classified in the Large Value category by Morningstar. Based on Morningstar analysis of the underlying holdings, the Substitute Fund tends to invest in larger companies with higher market capitalizations. Further, the Portfolios exhibit similar statistics that are characteristic of a value-
style investment strategy.

30

Equity Portfolio Statistic	Replaced Fund	Substitute Fund
Price/Earnings Ratio	13.31	13.14
Price/Bond Ratio	1.78	1.52
Price/Sales Ratio	1.40	1.29
Dividend Yield	3.43%	2.66%
Source: Morningstar, Inc.

Even though the Replaced Fund uses a more active strategy, the substitution is appropriate. The three-year correlation coefficient as of November 29, 2013 between the Replaced Fund and
Substitute Fund is 0.98, representing a very strong positive relationship in returns. This means that as the Replaced Fund moved up or down by a given amount, the Substitute Fund moved in the same direction by almost exactly the same amount.

The Substitute Fund has outperformed the Replaced Fund over common time periods. The
Substitute Fund will also allow shareholders to benefit from a lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of November 29, 2013, are as follows:

	Net Expense					(Inception Date)
	Ratio	1 Year	3 Years	5 Years	10 Years	Since Inception
Substitute Fund
· ING Russell Large Cap						(05/01/2009)
Value Index Portfolio –
Class I	0.51%	30.89%	17.67%	N/A	N/A	17.88%
Replaced Fund
· Fidelity VIP Equity-						(10/09/1986)
Income Portfolio – Initial
Class	0.56%	27.02%	17.47%	17.81%	7.10%	9.36%
Substitute Fund
· ING Russell Large Cap						(05/01/2009)
Value Index Portfolio –
Class S	0.76%	30.64%	17.37%	N/A	N/A	17.62%
Replaced Fund
· Fidelity VIP Equity-						(01/12/2000)
Income Portfolio – Service
2 Class	0.81%	26.73%	17.17%	17.51%	6.83%	5.20%

31

f. Post Substitution Net Assets. The estimated net assets of the ING Russell
Large Cap Value Index Portfolio – Class I immediately following the proposed substitution will be approximately $101,003,340. This is based on estimated net assets of the Substitute Fund immediately before the substitution ($49,056,764) plus the corresponding Replaced Fund’s actual net assets invested in the Accounts as of November 29, 2013 ($51,946,576).

The estimated net assets of the ING Russell Large Cap Value Index Portfolio – Class S
immediately following the proposed substitution will be approximately $284,925,185. This is based on estimated net assets of the Substitute Fund immediately before the substitution
($109,891,863) plus the corresponding Replaced Fund’s actual net assets invested in the
Accounts as of November 29, 2013 ($175,033,322).

32

3.	ING Russell Large Cap Index Portfolio for the Invesco VI Core Equity Fund.

a.	Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of November 29, 2013, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Substitute Fund
· ING Russell Large
Cap Index Portfolio –
Class S	0.25%	0.25%	0.10%	0.04%	0.64%	0.01%	0.63%
Replaced Fund
· Invesco VI Core
Equity Fund – Class I	0.61%	None	None	0.29%	0.90%	None	0.90%

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Replaced Fund		Substitute Fund
Invesco VI Core Equity Fund		ING Russell Large Cap Index Portfolio
Total Net Expenses: 0.90% - Class I		Total Net Expenses: 0.63% - Class S

Management Fee: 0.61%		Management Fee: 0.25%
Management Fee Breakpoints		Management Fee Breakpoints
0.65%	First $250 million	0.25%	First $1 billion
0.60%	Over $250 million	0.23%	Next$1 billion
		0.21%	Thereafter

c.	Investment Objectives, Strategies and Risks.

Replaced Fund		Substitute Fund
Invesco VI Core Equity Fund Investment Objective – The Fund’s investment objective is long-term growth of capital.	ING Russell Large Cap Index Portfolio

Investment Objective –

The Portfolio seeks investment results (before
fees and expenses) that correspond to the total
return (which includes capital appreciation and
income) of the Russell Top 200® Index
(“Index”).

Principal Investment Strategies – The portfolio management team seeks to construct a portfolio of issuers that have high or		Principal Investment Strategies – Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus
33

improving return on invested capital (ROIC),
quality management, a strong competitive
position and which are trading at compelling
valuations. The Fund invests, under normal
circumstances, at least 80% of its net assets (plus
any borrowings for investment purposes) in
equity securities and in derivatives and other
instruments that have economic characteristics
similar to such securities. The Fund invests
primarily in equity securities. The principal type
of equity securities in which the Fund invests is
common stock. The Fund may invest in the
securities of issuers of all capitalization sizes;
however, a substantial number of the issuers in
which the Fund invests are large-capitalization
issuers.

    The Fund may invest up to 25% of its net
assets in foreign securities, which includes
foreign debt and foreign equity securities.

    The Fund employs a risk management
strategy to help minimize loss of capital and
reduce excessive volatility. Pursuant to this
strategy, the Fund generally invests a substantial
amount of its assets in cash and cash equivalents.
As a result, the Fund may not achieve its
investment objective.

    The Fund can invest in derivative instruments,
including futures contracts and forward foreign
currency contracts.

    The Fund can use futures contracts, including
index futures, to gain exposure to the broad
market by equitizing cash and as a hedge against
downside risk.

    The Fund can use forward foreign currency
contracts to hedge against adverse movements in
the foreign currencies in which portfolio
securities are denominated.

    In selecting securities for the Fund, the
portfolio managers conduct fundamental
research of issuers to gain a thorough
understanding of their business prospects,
appreciation potential and ROIC. The process

borrowings for investment purposes) in equity
securities of companies, which are at the time of
purchase, included in the Index; convertible
securities that are convertible into stocks
included in the Index; other derivatives whose
economic returns are, by design, closely
equivalent to the returns of the Index or its
components; and exchange-traded funds. The
Portfolio will provide shareholders with at least
60 days’ prior notice of any change in this
investment policy. Under normal market
conditions, the Portfolio invests all, or
substantially all of its assets in these securities.

    The Portfolio may invest in other investment
companies to the extent permitted under the
Investment Company Act of 1940, as amended,
and the rules, regulations, and exemptive orders
thereunder (“1940 Act”).

    The Portfolio currently invests principally in
common stocks and employs a “passive
management” approach designed to track the
performance of the Index.

    The Index is an unmanaged index that measures
the performance of the 200 largest companies in
the Russell 1000® Index, which together
represent approximately 69% of the total market
capitalization of the Russell 1000® Index. As of
December 31, 2012 the smallest company in the
Index had a market capitalization of $10.8
billion and the largest company had a market
capitalization of $498.9 billion. As of February
28, 2013, portions of the Index were focused in
the financials sector and the information
technology sector.

    The Portfolio may not always hold all of the
same securities as the Index. The Portfolio may
also invest in stock index futures and other
derivatives as a substitute for the sale or
purchase of securities in the Index and to provide
equity exposure to the Portfolio’s cash position.
Although the Portfolio attempts to track, as
closely as possible, the performance of the
Index, the Portfolio does not always perform
exactly like the Index. Unlike the Index, the

34

they use to identify potential investments for the
Fund includes three phases: financial analysis,
business analysis and valuation analysis.
Financial analysis evaluates an issuer’s capital
allocation, and provides vital insight into
historical and potential ROIC which is a key
indicator of business quality and caliber of
management. Business analysis allows the team
to determine an issuer’s competitive positioning
by identifying key drivers of the issuer,
understanding industry challenges and
evaluating the sustainability of competitive
advantages. Both the financial and business
analyses serve as a basis to construct valuation
models that help estimate an issuer’s value. The
portfolio managers use three primary valuation
techniques: discounted cash flow, traditional
valuation multiples and net asset value. At the
conclusion of their research process, the
portfolio managers will generally invest in an
issuer when they have determined it potentially
has high or improving ROIC, quality
management, a strong competitive position and
is trading at an attractive valuation.

    The portfolio managers consider selling a
security when it exceeds the target price, has not
shown a demonstrable improvement in
fundamentals or a more compelling investment
opportunity exists.
Portfolio has operating expenses and transaction
costs and therefore has a performance
disadvantage versus the Index.

    The sub-adviser (“Sub-Adviser”) may sell a
security when the security’s percentage
weighting in the Index is reduced, when the
security is removed from the Index, or for other
reasons.

    The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33 1 / 3 % of
its total assets
Principal Risks –

As with any mutual fund investment, loss of
money is a risk of investing. An investment in
the Fund is not a deposit in a bank and is not
insured or guaranteed by the Federal Deposit
Insurance Corporation or any other
governmental agency. The risks associated with
an investment in the Fund can increase during
times of significant market volatility. The
principal risks of investing in the Fund are:

Cash/Cash Equivalents Risk. Holding cash or
cash equivalents may negatively affect
performance.

Debt Securities Risk. The Fund may invest in	Principal Risks –

An investor could lose money on an investment
in the Portfolio. Any of the following risks,
among others, could affect Portfolio
performance or cause the Portfolio to lose
money or to underperform market averages of
other funds.

Company. The price of a given company’s
stock could decline or underperform for many
reasons including, among others, poor
management, financial problems, or business
challenges. If a company declares bankruptcy or
becomes insolvent, its stock could become
worthless.

35

debt securities that are affected by changing
interest rates and changes in their effective
maturities and credit quality.

Derivatives Risk. The performance of derivative
instruments is tied to the performance of an
underlying currency, security, index, commodity
or other instrument. In addition to risks relating
to their underlying instruments, the use of
derivatives may include other, possibly greater,
risks. Derivatives involve costs, may be volatile,
and may involve a small initial investment
relative to the risk assumed. Risks associated
with the use of derivatives may include
counterparty, leverage, correlation, liquidity, tax,
market, interest rate and management risks.
Derivatives may also be more difficult to
purchase, sell or value than other investments.
The Fund may lose more than the cash amount
invested on investments in derivatives. Investors
should bear in mind that, while the Fund intends
to use derivative strategies, it is not obligated to
actively engage in these transactions, generally
or in any particular kind of derivative, if the
Adviser elects not to do so due to availability,
cost, market conditions or other factors.

Foreign Securities Risk. The Fund’s foreign
investments may be affected by changes in a
foreign country’s exchange rates, political and
social instability, changes in economic or
taxation policies, difficulties when enforcing
obligations, decreased liquidity, and increased
volatility. Foreign companies may be subject to
less regulation resulting in less publicly available
information about the companies.

Management Risk. The investment techniques
and risk analysis used by the Fund’s portfolio
managers may not produce the desired results.

Market Risk. The prices of and the income
generated by the Fund’s securities may decline
in response to, among other things, investor
sentiment, general economic and market
conditions, regional or global instability, and
currency and interest rate fluctuations.	Convertible Securities. Convertible securities
are securities that are convertible into or
exercisable for common stocks at a stated price
or rate. Convertible securities are subject to the
usual risks associated with debt securities, such
as interest rate and credit risk. In addition,
because convertible securities react to changes in
the value of the stocks into which they convert,
they are subject to market risk.

Credit. Prices of bonds and other debt
instruments can fall if the issuer’s actual or
perceived financial health deteriorates, whether
because of broad economic or issuer-specific
reasons. In certain cases, the issuer could be late
in paying interest or principal, or could fail to
pay altogether.

Derivative Instruments. Derivative
instruments are subject to a number of risks,
including the risk of changes in the market price
of the underlying securities, credit risk with
respect to the counterparty, risk of loss due to
changes in interest rates and liquidity risk. The
use of certain derivatives may also have a
leveraging effect which may increase the
volatility of the Portfolio and reduce its returns.
Derivatives may not perform as expected, so the
Portfolio may not realize the intended benefits.
When used for hedging, the change in value of a
derivative may not correlate as expected with the
currency, security or other risk being hedged. In
addition, given their complexity, derivatives
expose the Portfolio to the risk of improper
valuation.

Focused Investing. To the extent that the
Portfolio invests a substantial portion of its
assets in a particular industry, sector, market
segment, or geographical area, its investments
will be sensitive to developments in that
industry, sector, market segment, or
geographical area. The Portfolio assumes the
risk that changing economic conditions;
changing political or regulatory conditions; or
natural and other disasters affecting the
particular industry, sector, market segment, or
geographical area in which the Portfolio focuses

36

its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or be more volatile than, other funds that invest more broadly.

Index Strategy. The index selected may underperform the overall market and the Portfolio might fail to track its target index. The correlation between the Portfolio and index performance may be affected by the Portfolio’s expenses and the timing of purchases and redemptions of the Portfolio’s shares. The Portfolio’s actual holdings might not match the Index and the Portfolio’s effective exposure to index securities at any given time may not equal 100%.

Interest Rate. With bonds and other fixed rate debt instruments, a rise in interest rates generally causes values to fall; conversely, values generally rise as interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Portfolio’s exposure to risks associated with rising interest rates.

Liquidity. If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, and the security could have the effect of decreasing the overall level of the Portfolio’s liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most

37

beneficial to the Portfolio.

Market. Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives.

Other Investment Companies. The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying an investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio.

Securities Lending. Securities lending involves two primary risks: “investment risk” and “borrower default risk.” Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

d. Comparison. The Section 26 Applicants believe that the Replaced Fund and the Substitute Fund have similar investment objectives and similar policies and risks.

The Replaced Fund’s investment objective is long-term growth of capital. The portfolio management team seeks to construct a portfolio of issuers that have high or improving return on

38

invested capital (ROIC), quality management, a strong competitive position and which are trading at compelling valuations. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and in derivatives and other instruments that have economic characteristics similar to such securities.
The Substitute Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index
(“Index”). Under normal market conditions, the Substitute Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index. The Substitute Fund currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the 200 largest companies in the Russell 1000® Index, which together represent approximately
69% of the total market capitalization of the Russell 1000® Index

The Substitute Fund will offer investors exposure to similar types of stocks. Both Portfolios are classified in the Large Blend category by Morningstar. Both Portfolios have exhibited similar risk statistics. The three-year standard deviation for the Replaced Fund is 11.97% and 12.19%
for the Substitute Fund. Based on Morningstar analysis of the underlying holdings, the
Substitute Fund tends to invest in larger companies with higher market capitalizations.

Even though the Replaced Fund uses a more active strategy, the substitution is appropriate. The three-year correlation coefficient as of November 29, 2013 between the Replaced Fund and
Substitute Fund is 0.96, representing a very strong positive relationship in returns. This means that as the Replaced Fund moved up or down by a given amount, the Substitute Fund moved in the same direction by a very similar amount.

The Substitute Fund has outperformed the Replaced Fund over common time periods. The
Substitute Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Section 26
Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of November 29, 2013, are as follows:

	Net Expense					(Inception Date)
	Ratio	1 Year	3 Years	5 Years	10 Years	Since Inception
Substitute Fund						(03/10/2008)
· ING Russell Large Cap
Index Portfolio – Class S	0.63%	29.14%	17.26%	16.07%	N/A	7.63%
Replaced Fund						(05/02/1994)
· Invesco VI Core Equity
Fund – Class I	0.90%	27.63%	15.20%	15.36%	7.92%	8.45%

39

f. Post Substitution Net Assets. The estimated net assets of the ING Russell
Large Cap Index Portfolio – Class S immediately following the proposed substitution will be approximately $203,012,502. This is based on estimated net assets of the Substitute Fund immediately before the substitution ($202,624,707) plus the corresponding Replaced Fund’s actual net assets invested in the Accounts as of November 29, 2013 ($387,795).

40

4.	ING Russell Large Cap Growth Index Portfolio for the Invesco VI American
Franchise Fund.

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of November 29, 2013, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Substitute Fund
· ING Russell Large
Cap Growth Index
Portfolio – Class S	0.45%	0.25%	0.10%	0.04%	0.84%	0.10%	0.74%
Replaced Fund
· Invesco VI American
Franchise Fund –
Class I	0.68%	None	None	0.30%	0.98%	0.08%	0.90%

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Replaced Fund			Substitute Fund
Invesco VI American Franchise Fund			ING Russell Large Cap Growth Index
Total Net Expenses: 0.90% - Class I			Portfolio
Total Net Expenses: 0.74% - Class S
Management Fee: 0.68%
Management Fee: 0.45%
Management Fee Breakpoints			Management Fee Breakpoints

0.695%	First $250 million		0.45%	First $500 million
0.67%	Next $250 million		0.43%	Next $500 million
0.645%	Next $500 million		0.41%	Thereafter
0.62%	Next $550 million
0.60%	Next $3.45 m billion
0.595%	Next $250 million
0.57%	Next $2.25 billion
0.545%	Next $2.5 billion
0.52%	Over $10 billion

41

c.	Investment Objectives, Strategies and Risks.

Replaced Fund	Substitute Fund
Invesco VI American Franchise Fund Investment Objective – The Fund’s investment objective is to seek capital growth.	ING Russell Large Cap Growth Index
Portfolio

Investment Objective –
The Portfolio seeks investment results (before
fees and expenses) that correspond to the total
return (which includes capital appreciation and
income) of the Russell Top 200® Growth Index
(“Index”).
Principal Investment Strategies –

The Fund invests, under normal circumstances,
at least 80% of its net assets (plus any
borrowings for investment purposes) in
securities of U.S. issuers. The Fund deems an
issuer to be a U.S. issuer if (i) its principal
securities trading market (i.e., a U.S. stock
exchange, NASDAQ or over-the-counter
markets) is in the U.S.; (ii) alone or on a
consolidated basis it derives 50% or more of its
annual revenue from either goods produced,
sales made or services performed in the U.S.; or
(iii) it is organized under the laws of, or has a
principal office in the U.S. The Fund invests
primarily in equity securities of mid- and large-
capitalization issuers. The principal type of
equity security in which the Fund invests is
common stock.

The Fund invests primarily in securities that are
considered by the Fund’s portfolio managers to
have potential for earnings or revenue growth.

The Fund may invest up to 20% of its net assets
in securities of foreign issuers.

The Adviser utilizes a bottom-up stock selection
process designed to seek alpha (return on
investments in excess of the Russell 1000®
Growth Index), and a disciplined portfolio
construction process designed to manage risk.
To narrow the investment universe, the Adviser
uses a holistic approach that emphasizes
fundamental research and, to a lesser extent,
includes quantitative analysis. The Adviser then	Principal Investment Strategies –

Under normal market conditions, the Portfolio
invests at least 80% of its net assets (plus
borrowings for investment purposes) in equity
securities of companies, which are at the time of
purchase, included in the Index; convertible
securities that are convertible into stocks
included in the Index; other derivatives whose
economic returns are, by design, closely
equivalent to the returns of the Index or its
components; and exchange-traded funds. The
Portfolio will provide shareholders with at least
60 days’ prior notice of any change in this
investment policy. Under normal market
conditions, the Portfolio invests all, or
substantially all of its assets in these securities.

The Portfolio may invest in other investment
companies to the extent permitted under the
Investment Company Act of 1940, as amended,
and the rules, regulations, and exemptive orders
thereunder (“1940 Act”).

The Portfolio currently invests principally in
common stocks and employs a “passive
management” approach designed to track the
performance of the Index.

The Index is an unmanaged index that measures
the performance of the especially large cap
segment of the U.S. equity universe represented
by stocks in the largest 200 by market cap that
exhibit growth characteristics. The Index
includes Russell Top 200® Index companies
with higher price-to-book ratios and higher

42

closely examines company fundamentals
including detailed modeling of all of a
company’s financial statements, and discussions
with company management teams, suppliers,
distributors, competitors and customers. The
Adviser utilizes a variety of valuation techniques
based on the company in question, the industry
in which the company operates, the stage of the
business cycle, and other factors that best reflect
a company’s value. The Adviser seeks to invest
in companies with strong or improving
fundamentals, attractive valuation relative to
growth prospects and earning expectations that
appear fair to conservative.

The Adviser considers whether to sell a
particular security when a company hits the price
target, a company’s fundamentals deteriorate or
the catalysts for growth are no longer present or
reflected in the stock price.

In attempting to meet its investment objective,
the Fund engages in active and frequent trading
of portfolio securities.	forecasted growth values. As of December 31,
2012, the smallest company in the Index had a
market capitalization of $14 billion and the
largest company had a market capitalization of
$498.9 billion. As of February 28, 2013, a
portion of the Index was concentrated in the
information technology sector.

The Portfolio may not always hold all of the
same securities as the Index. The Portfolio may
also invest in stock index futures and other
derivatives as a substitute for the sale or
purchase of securities in the Index and to provide
equity exposure to the Portfolio’s cash position.
Although the Portfolio attempts to track, as
closely as possible, the performance of the
Index, the Portfolio does not always perform
exactly like the Index. Unlike the Index, the
Portfolio has operating expenses and transaction
costs and therefore has a performance
disadvantage versus the Index.

The sub-adviser (“Sub-Adviser”) may sell a
security when the security’s percentage
weighting in the Index is reduced, when the
security is removed from the Index, or for other
reasons.

The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33 1 / 3 % of
its total assets.

Principal Risks –

As with any mutual fund investment, loss of
money is a risk of investing. An investment in
the Fund is not a deposit in a bank and is not
insured or guaranteed by the Federal Deposit
Insurance Corporation or any other government
agency. The risks associated with an investment
in the Fund can increase during times of
significant market volatility. The principal risks
of investing in the Fund are:

Active Trading Risk. The Fund engages in
frequent trading of portfolio securities. Active
trading results in added expenses and may result
in a lower return.	Principal Risks –

An investor could lose money on an investment
in the Portfolio. Any of the following risks,
among others, could affect Portfolio
performance or cause the Portfolio to lose
money or to underperform market averages of
other funds.

Company. The price of a given company’s
stock could decline or underperform for many
reasons including, among others, poor
management, financial problems, or business
challenges. If a company declares bankruptcy or
becomes insolvent, its stock could become
worthless.

43

Foreign Securities Risk. The Fund’s foreign
investments may be affected by changes in a
foreign country’s exchange rates, political and
social instability, changes in economic or
taxation policies, difficulties when enforcing
obligations, decreased liquidity, and increased
volatility. Foreign companies may be subject to
less regulation resulting in less publicly available
information about the companies.

Growth Investing Risk. Growth stocks tend to
be more expensive relative to their earnings or
assets compared with other types of stock. As a
result they tend to be more sensitive to changes
in their earnings and can be more volatile.

Management Risk. The investment techniques
and risk analysis used by the Fund’s portfolio
managers may not produce the desired results.

Market Risk. The prices of and the income
generated by the Fund’s securities may decline
in response to, among other things, investor
sentiment, general economic and market
conditions, regional or global instability, and
currency and interest rate fluctuations.

Mid-Capitalization Risk. Stocks of mid-sized
companies tend to be more vulnerable to adverse
developments in the above factors and may have
little or no operating history or track record of
success, and limited product lines, markets,
management and financial resources. The
securities of mid-sized companies may be more
volatile due to less market interest and less
publicly available information about the issuer.
They also may be illiquid or restricted as to
resale, or may trade less frequently and in
smaller volumes, all of which may cause
difficulty when establishing or closing a position
at a desirable price.	Concentration. To the extent that the
Portfolio’s index “concentrates,” as that term is
defined in the 1940 Act, in the securities of a
particular industry or group of industries or a
single country or region, the Portfolio will
concentrate its investments to approximately the
same extent as the Index. As a result, the
Portfolio may be subject to greater market
fluctuation than a fund which has securities
representing a broader range of investment
alternatives. If securities in which the Portfolio
concentrates fall out of favor, the Portfolio could
underperform funds that have greater
diversification.

Convertible Securities. Convertible securities
are securities that are convertible into or
exercisable for common stocks at a stated price
or rate. Convertible securities are subject to the
usual risks associated with debt securities, such
as interest rate and credit risk. In addition,
because convertible securities react to changes in
the value of the stocks into which they convert,
they are subject to market risk.

Credit. Prices of bonds and other debt
instruments can fall if the issuer’s actual or
perceived financial health deteriorates, whether
because of broad economic or issuer-specific
reasons. In certain cases, the issuer could be late
in paying interest or principal, or could fail to
pay altogether.

Derivative Instruments. Derivative
instruments are subject to a number of risks,
including the risk of changes in the market price
of the underlying securities, credit risk with
respect to the counterparty, risk of loss due to
changes in interest rates and liquidity risk. The
use of certain derivatives may also have a
leveraging effect which may increase the
volatility of the Portfolio and reduce its returns.
Derivatives may not perform as expected, so the
Portfolio may not realize the intended benefits.
When used for hedging, the change in value of a
derivative may not correlate as expected with the
currency, security or other risk being hedged. In

44

addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Growth Investing. Prices of growth stocks typically reflect high expectations for future company growth, and may fall quickly and significantly if investors suspect that actual growth may be less than expected. Growth companies typically lack any dividends that might cushion price declines. Growth stocks tend to be more volatile than value stocks, and may underperform the market as a whole over any given time period.

Index Strategy. The index selected may underperform the overall market and the Portfolio might fail to track its target index. The correlation between the Portfolio and index performance may be affected by the Portfolio’s expenses and the timing of purchases and redemptions of the Portfolio’s shares. The Portfolio’s actual holdings might not match the Index and the Portfolio’s effective exposure to index securities at any given time may not equal 100%.

Interest Rate. With bonds and other fixed rate debt instruments, a rise in interest rates generally causes values to fall; conversely, values generally rise as interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Portfolio’s exposure to risks associated with rising interest rates.

Liquidity. If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, and the security could have the effect of decreasing the overall level of the Portfolio’s

45

liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market. Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives.

Other Investment Companies. The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying an investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio.

Securities Lending. Securities lending involves two primary risks: “investment risk” and “borrower default risk.” Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

46

d. Comparison. The Section 26 Applicants believe that the Replaced Fund and the
Substitute Fund have similar investment objectives and similar policies and risks.

The Replaced Fund’s investment objective is to seek capital growth. The Replaced Fund invests primarily in securities that are considered by the portfolio managers to have potential for earnings or revenue growth. The Replaced Fund invests, under normal circumstances, at least
80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers.
The Substitute Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth
Index (“Index”). Under normal market conditions, the Substitute Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index. The Portfolio currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equity universe represented by stocks in the largest
200 by market cap that exhibit growth characteristics.

The Substitute Fund will offer investors exposure to similar types of stocks. Both Portfolios are classified in the Large Growth category by Morningstar. Based on Morningstar analysis of the underlying holdings, both Portfolios have an approximately 30% allocation to information technology stocks, although the Substitute Fund tends to invest in stocks with higher market capitalizations.

Even though the Replaced Fund uses a more active strategy, the substitution is appropriate. The three-year correlation coefficient as of November 29, 2013 between the Replaced Fund and
Substitute Fund is 0.95, representing a very strong positive relationship in returns. This means that as the Replaced Fund moved up or down by a given amount, the Substitute Fund moved in the same direction by a very similar amount.

The Substitute Fund has outperformed the Replaced Fund over the three-year time period, although it has underperformed over the one-year period. The Substitute Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the
Substitution.

47

e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of November 29, 2013, are as follows:

	Net Expense					(Inception Date)
	Ratio	1 Year	3 Years	5 Years	10 Years	Since Inception
Substitute Fund
· ING Russell Large Cap						(05/01/2009)
Growth Index Portfolio –
Class S	0.74%	27.30%	17.02%	N/A	N/A	18.73%
Replaced Fund						(07/03/1995)
· Invesco VI American
Franchise Fund – Class I	0.90%	34.86%	14.34%	23.55%	7.28%	9.06%

f. Post Substitution Net Assets. The estimated net assets of the ING Russell
Large Cap Growth Index Portfolio – Class S immediately following the proposed substitution will be approximately $577,601,699. This is based on estimated net assets of the Substitute Fund immediately before the substitution ($558,916,743) plus the corresponding Replaced Fund’s actual net assets invested in the Accounts as of November 29, 2013 ($18,684,956).

48

5.	ING Russell Large Cap Value Index Portfolio for the Pioneer Equity Income
VCT Portfolio.

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of November 29, 2013, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Substitute Fund
· ING Russell Large
Cap Value Index
Portfolio – Class S	0.45%	0.25%	0.10%	0.07%	0.87%	0.11%	0.76%
Replaced Fund
· Pioneer Equity
Income VCT Portfolio
– Class II	0.65%	0.25%	None	0.14%	1.04%	None	1.04%

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Replaced Fund		Substitute Fund
Pioneer Equity Income VCT Portfolio		ING Russell Large Cap Value Index Portfolio
Total Net Expenses: 1.04% - Class II		Total Net Expenses: 0.76% - Class S

Management Fee: 0.65%		Management Fee: 0.45%
Management Fee Breakpoints		Management Fee Breakpoints

0.65%	First $1 billion	0.45%	First $250 million
0.60%	Over $1 billion	0.35%	Next $250 million
		0.30%	Thereafter

c.	Investment Objectives, Strategies and Risks.

Replaced Fund	Substitute Fund
Pioneer Equity Income VCT Portfolio Investment Objective – Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.	ING Russell Large Cap Value Index Portfolio

Investment Objective –
The Portfolio seeks investment results (before
fees and expenses) that correspond to the total
return (which includes capital appreciation and
income) of the Russell Top 200® Value Index
(“Index”).
Principal Investment Strategies – Normally, the portfolio invests at least 80% of	Principal Investment Strategies – Under normal market conditions, the Portfolio
49

its total assets in income producing equity
securities of U.S. issuers. The income producing
equity securities in which the portfolio may
invest include common stocks, preferred stocks,
exchange-traded funds (ETFs) that invest
primarily in equity securities and equity interests
in real estate investment trusts (REITs). The
remainder of the portfolio may be invested in
debt securities, most of which are expected to be
convertible into common stocks. The portfolio
may invest in initial public offerings of equity
securities.

The portfolio may invest up to 20% of its total
assets in equity and debt securities of non-U.S.
issuers. The portfolio will not invest more than
5% of its total assets in the securities of
emerging markets issuers.

The portfolio may invest up to 20% of its net
assets in REITs.

The portfolio also may invest in investment
grade and below investment grade debt securities
(known as “junk bonds”). Most of the debt
securities the portfolio acquires are expected to
be securities convertible into common stocks.
The portfolio may, but is not required to, use
derivatives. The portfolio may use derivatives
for a variety of purposes, including as a hedge
against adverse changes in the market price of
securities, interest rates or currency exchange
rates; as a substitute for purchasing or selling
securities; and to increase the portfolio's return
as a non-hedging strategy that may be
considered speculative. The portfolio may
choose not to make use of derivatives for a
variety of reasons, and any use may be limited
by applicable law and regulations. The portfolio
may also hold cash or other short-term
investments.

The portfolio's investment adviser uses a value
approach to select the portfolio's investments to
buy and sell. The adviser seeks securities that are
selling at substantial discounts to their
underlying values and then holds these securities
until the market values reflect their intrinsic	invests at least 80% of its net assets (plus
borrowings for investment purposes) in equity
securities of companies, which are at the time of
purchase, included in the Index; convertible
securities that are convertible into stocks
included in the Index; other derivatives whose
economic returns are, by design, closely
equivalent to the returns of the Index or its
components; and exchange-traded funds. The
Portfolio will provide shareholders with at least
60 days’ prior notice of any change in this
investment policy. Under normal market
conditions, the Portfolio invests all, or
substantially all of its assets in these securities.

The Portfolio may invest in other investment
companies to the extent permitted under the
Investment Company Act of 1940, as amended,
and the rules, regulations, and exemptive orders
thereunder (“1940 Act”).

The Portfolio currently invests principally in
common stocks and employs a “passive
management” approach designed to track the
performance of the Index.

The Index is an unmanaged index that measures
the performance of the especially large cap
segment of the U.S. equities universe
represented by stocks in the largest 200 by
market cap that exhibit value characteristics. The
Index includes those Russell Top 200® Index
companies that exhibit value characteristics,
including lower price-to-book ratios and lower
forecasted growth values. As of December 31,
2012, the smallest company in the Index had a
market capitalization of $10.8 billion and the
largest company had a market capitalization of
$394.6 billion. As of February 28, 2013, a
portion of the Index was concentrated in the
financials sector and a portion of the Index was
focused in the energy sector (including the oil,
gas, and consumable fuels industry).

The Portfolio may not always hold all of the
same securities as the Index. The Portfolio may
also invest in stock index futures and other
derivatives as a substitute for the sale or

50

values. The adviser evaluates a security’s
potential value, including the attractiveness of its
market valuation, based on the company’s assets
and prospects for earnings growth. The adviser
also considers a security’s potential to provide a
reasonable amount of income. In making these
assessments, the adviser employs fundamental
research and an evaluation of the issuer based on
its financial statements and operations,
employing a bottom-up analytic style, which
focuses on specific securities rather than on
industries. The adviser generally sells a portfolio
security when it believes that the security’s
market value reflects its underlying value.	purchase of securities in the Index and to provide
equity exposure to the Portfolio’s cash position.
Although the Portfolio attempts to track, as
closely as possible, the performance of the
Index, the Portfolio does not always perform
exactly like the Index. Unlike the Index, the
Portfolio has operating expenses and transaction
costs and therefore has a performance
disadvantage versus the Index.

The sub-adviser (“Sub-Adviser”) may sell a
security when the security’s percentage
weighting in the Index is reduced, when the
security is removed from the Index, or for other
reasons.

The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33 1 / 3 % of
its total assets.

Principal Risks –

Investors could lose money on their investment
in the portfolio. As with any mutual fund, there
is no guarantee that the portfolio will achieve its
objectives.

Market risk. The values of securities held by
the portfolio may go up or down, sometimes
rapidly or unpredictably, due to general market
conditions, such as real or perceived adverse
economic, political, or regulatory conditions,
inflation, changes in interest or currency rates or
adverse investor sentiment. Adverse market
conditions may be prolonged and may not have
the same impact on all types of securities. The
values of securities may fall due to factors
affecting a particular issuer, industry or the
securities market as a whole. The stock market
may perform poorly relative to other investments
(this risk may be greater in the short term). High
public debt in the U.S. and other countries
creates ongoing systemic and market risks and
policymaking uncertainty. The financial crisis
that began in 2008 has caused a significant
decline in the value and liquidity of many
securities of issuers worldwide. Some
governmental and non-governmental issuers	Principal Risks –

An investor could lose money on an investment
in the Portfolio. Any of the following risks,
among others, could affect Portfolio
performance or cause the Portfolio to lose
money or to underperform market averages of
other funds.

Company. The price of a given company’s
stock could decline or underperform for many
reasons including, among others, poor
management, financial problems, or business
challenges. If a company declares bankruptcy or
becomes insolvent, its stock could become
worthless.

Concentration. To the extent that the
Portfolio’s index “concentrates,” as that term is
defined in the 1940 Act, in the securities of a
particular industry or group of industries or a
single country or region, the Portfolio will
concentrate its investments to approximately the
same extent as the Index. As a result, the
Portfolio may be subject to greater market
fluctuation than a fund which has securities
representing a broader range of investment
alternatives. If securities in which the Portfolio

51

(notably in Europe) have defaulted on, or been
forced to restructure, their debts, and many other
issuers have faced difficulties obtaining credit.
These market conditions may continue, worsen
or spread, including in the U.S., Europe and
beyond. Further defaults or restructurings by
governments and others of their debt could have
additional adverse effects on economies,
financial markets and asset valuations around the
world. In response to the crisis, the U.S. and
other governments and the Federal Reserve and
certain foreign central banks have taken steps to
support financial markets. The withdrawal of
this support, failure of efforts in response to the
crisis, or investor perception that these efforts
are not succeeding could negatively affect
financial markets generally as well as the value
and liquidity of certain securities. Whether or not
the portfolio invests in securities of issuers
located in or with significant exposure to
countries experiencing economic and financial
difficulties, the value and liquidity of the
portfolio’s investments may be negatively
affected by the countries experiencing these
difficulties. In addition, policy and legislative
changes in the U.S. and in other countries are
affecting many aspects of financial regulation.
The impact of these changes on the markets, and
the practical implications for market participants,
may not be fully known for some time. The
portfolio may experience a substantial or
complete loss on any individual security.

Value style risk. The prices of securities the
adviser believes are undervalued may not
appreciate as expected or may go down. Value
stocks may fall out of favor with investors and
underperform the overall equity market.

Portfolio selection risk. The adviser's judgment
about a particular security or issuer, or about the
economy or a particular sector, region or market
segment, or about an investment strategy, may
prove to be incorrect.

Risks of non-U.S. investments. Investing in
non-U.S. issuers or in U.S. issuers that have
significant exposure to foreign markets may	concentrates fall out of favor, the Portfolio could
underperform funds that have greater
diversification.

Convertible Securities. Convertible securities
are securities that are convertible into or
exercisable for common stocks at a stated price
or rate. Convertible securities are subject to the
usual risks associated with debt securities, such
as interest rate and credit risk. In addition,
because convertible securities react to changes in
the value of the stocks into which they convert,
they are subject to market risk.

Credit. Prices of bonds and other debt
instruments can fall if the issuer’s actual or
perceived financial health deteriorates, whether
because of broad economic or issuer-specific
reasons. In certain cases, the issuer could be late
in paying interest or principal, or could fail to
pay altogether.

Derivative Instruments. Derivative
instruments are subject to a number of risks,
including the risk of changes in the market price
of the underlying securities, credit risk with
respect to the counterparty, risk of loss due to
changes in interest rates and liquidity risk. The
use of certain derivatives may also have a
leveraging effect which may increase the
volatility of the Portfolio and reduce its returns.
Derivatives may not perform as expected, so the
Portfolio may not realize the intended benefits.
When used for hedging, the change in value of a
derivative may not correlate as expected with the
currency, security or other risk being hedged. In
addition, given their complexity, derivatives
expose the Portfolio to the risk of improper
valuation.

Focused Investing. To the extent that the
Portfolio invests a substantial portion of its
assets in a particular industry, sector, market
segment, or geographical area, its investments
will be sensitive to developments in that
industry, sector, market segment, or
geographical area. The Portfolio assumes the
risk that changing economic conditions;

52

involve unique risks compared to investing in
securities of U.S. issuers. These risks are more
pronounced for issuers in emerging markets or to
the extent that the portfolio invests significantly
in one region or country. These risks may
include different financial reporting practices
and regulatory standards, less liquid trading
markets, extreme price volatility, currency risks,
changes in economic, political, regulatory and
social conditions, sustained economic
downturns, financial instability, tax burdens, and
investment and repatriation restrictions. Lack of
information and less market regulation also may
affect the value of these securities. Withholding
and other non-U.S. taxes may decrease the
portfolio’s return. Non-U.S. issuers may be
located in parts of the world that have
historically been prone to natural disasters.
Investing in depositary receipts is subject to
many of the same risks as investing directly in
non-U.S. issuers.

Risks of investments in REITs. Investing in
REITs involves unique risks. They are
significantly affected by the market for real
estate and are dependent upon management
skills and cash flow. REITs may have lower
trading volumes and may be subject to more
abrupt or erratic price movements than the
overall securities markets. In addition to its own
expenses, the portfolio will indirectly bear its
proportionate share of any management and
other expenses paid by REITs in which it
invests. Many real estate companies, including
REITs, utilize leverage.

Debt securities risk. Factors that could
contribute to a decline in the market value of
debt securities in the portfolio include rising
interest rates, if the issuer or other obligor of a
security held by the portfolio fails to pay
principal and/or interest, otherwise defaults or
has its credit rating downgraded or is perceived
to be less creditworthy or the credit quality or
value of any underlying assets declines. Junk
bonds involve greater risk of loss, are subject to
greater price volatility and are less liquid,
especially during periods of economic	changing political or regulatory conditions; or
natural and other disasters affecting the
particular industry, sector, market segment, or
geographical area in which the Portfolio focuses
its investments could have a significant impact
on its investment performance and could
ultimately cause the Portfolio to underperform,
or be more volatile than, other funds that invest
more broadly.

Index Strategy. The index selected may
underperform the overall market and the
Portfolio might fail to track its target index. The
correlation between the Portfolio and index
performance may be affected by the Portfolio’s
expenses and the timing of purchases and
redemptions of the Portfolio’s shares. The
Portfolio’s actual holdings might not match the
Index and the Portfolio’s effective exposure to
index securities at any given time may not equal
100%.

Interest Rate. With bonds and other fixed rate
debt instruments, a rise in interest rates generally
causes values to fall; conversely, values
generally rise as interest rates fall. The higher
the credit quality of the instrument, and the
longer its maturity or duration, the more
sensitive it is likely to be to interest rate risk. In
the case of inverse securities, the interest rate
generally will decrease when the market rate of
interest to which the inverse security is indexed
decreases. As of the date of this Prospectus,
interest rates in the United States are at or near
historic lows, which may increase the Portfolio’s
exposure to risks associated with rising interest
rates.

Liquidity. If a security is illiquid, the Portfolio
might be unable to sell the security at a time
when the Portfolio’s manager might wish to sell,
and the security could have the effect of
decreasing the overall level of the Portfolio’s
liquidity. Further, the lack of an established
secondary market may make it more difficult to
value illiquid securities, which could vary from
the amount the Portfolio could realize upon
disposition. The Portfolio may make investments

53

uncertainty or change, than higher quality debt
securities; they may also be more difficult to
value. Junk bonds have a higher risk of default
or are already in default and are considered
speculative.

High yield or “junk” bond risk. Debt securities
that are below investment grade, called “junk
bonds,” are speculative, have a higher risk of
default or are already in default, tend to be less
liquid and are more difficult to value than higher
grade securities. Junk bonds tend to be volatile
and more susceptible to adverse events and
negative sentiments.

Market segment risk. To the extent the
portfolio emphasizes, from time to time,
investments in a market segment, the portfolio
will be subject to a greater degree to the risks
particular to that segment, and may experience
greater market fluctuation than a portfolio
without the same focus.

Derivatives risk. Using derivatives can increase
portfolio losses and reduce opportunities for
gains when market prices, interest rates or the
derivative instruments themselves behave in a
way not anticipated by the portfolio. Using
derivatives may increase the volatility of the
portfolio's net asset value and may not provide
the result intended. Derivatives may have a
leveraging effect on the portfolio. Some
derivatives have the potential for unlimited loss,
regardless of the size of the portfolio’s initial
investment. Changes in a derivative’s value may
not correlate well with the referenced asset or
metric. The portfolio also may have to sell assets
at inopportune times to satisfy its obligations.
Derivatives may be difficult to sell, unwind or
value, and the counterparty may default on its
obligations to the portfolio. Recent legislation
calls for new regulation of the derivatives
markets. The extent and impact of the regulation
is not yet fully known and may not be for some
time. New regulation of derivatives may make
them more costly, may limit their availability, or
may otherwise adversely affect their value or
performance.	that become less liquid in response to market
developments or adverse investor perception.
The Portfolio could lose money if it cannot sell a
security at the time and price that would be most
beneficial to the Portfolio.

Market. Stock prices may be volatile and are
affected by the real or perceived impacts of such
factors as economic conditions and political
events. Stock markets tend to be cyclical, with
periods when stock prices generally rise and
periods when stock prices generally decline. Any
given stock market segment may remain out of
favor with investors for a short or long period of
time, and stocks as an asset class may
underperform bonds or other asset classes during
some periods. Additionally, legislative,
regulatory or tax policies or developments in
these areas may adversely impact the investment
techniques available to a manager, add to
Portfolio costs and impair the ability of the
Portfolio to achieve its investment objectives.

Other Investment Companies. The main risk
of investing in other investment companies,
including exchange-traded funds, is the risk that
the value of the securities underlying an
investment company might decrease. Because
the Portfolio may invest in other investment
companies, an investor will pay a proportionate
share of the expenses of those other investment
companies (including management fees,
administration fees, and custodial fees) in
addition to the expenses of the Portfolio.

Securities Lending. Securities lending
involves two primary risks: “investment risk”
and “borrower default risk.” Investment risk is
the risk that the Portfolio will lose money from
the investment of the cash collateral received
from the borrower. Borrower default risk is the
risk that the Portfolio will lose money due to the
failure of a borrower to return a borrowed
security in a timely manner.

Value Investing. Securities that appear to be
undervalued may never appreciate to the extent
expected. Further, because the prices of value-

54

oriented securities tend to correlate more closely
with economic cycles than growth-oriented
securities, they generally are more sensitive to
changing economic conditions, such as changes
in interest rates, corporate earnings and
industrial production.
Risks of initial public offerings. Companies
involved in initial public offering (IPOs)
generally have limited operating histories, and
prospects for future profitability are uncertain.
The market for IPO issuers has been volatile,
and share prices of newly public companies have
fluctuated significantly over short periods of
time. Further, stocks of newly-public companies
may decline shortly after the IPO. There is no
assurance that the portfolio will have access to
IPOs. The purchase of IPO shares may involve
high transaction costs.

Leveraging risk. The value of an investment
may be more volatile and other risks tend to be
compounded if the portfolio borrows or uses
derivatives or other investments, such as ETFs,
that have embedded leverage. Leverage
generally magnifies the effect of any increase or
decrease in the value of the portfolio's
underlying assets or creates investment risk with
respect to a larger pool of assets than the
portfolio would otherwise have, potentially
resulting in the loss of all assets. Engaging in
such transactions may cause the portfolio to
liquidate positions when it may not be
advantageous to do so to satisfy its obligations or
meet segregation requirements.

Expense risk. An investor’s actual costs of
investing in the portfolio may be higher than the
expenses shown in “Annual portfolio operating
expenses” for a variety of reasons. For example,
expense ratios may be higher than those shown if
overall net assets decrease. Net assets are more
likely to decrease and portfolio expense ratios
are more likely to increase when markets are
volatile. Please note that there are many other
factors that could adversely affect an investor’s
investment and that could prevent the portfolio
from achieving its goals.

An investment in the portfolio is not a bank
deposit and is not insured or guaranteed by the
Federal Deposit Insurance Corporation or any
other government agency.

55

d. Comparison. The Section 26 Applicants believe that the Replaced Fund and the
Substitute Fund have similar investment objectives and similar policies and risks.

The investment objective of the Replaced Fund is current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S.
corporations. Normally, the Replaced Fund invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index (“Index”). Under normal market conditions, the
Substitute Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Substitute Fund currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest
200 by market cap that exhibit value characteristics.

The Substitute Fund will offer investors exposure to similar types of stocks. Both Portfolios are classified in the Large Value category by Morningstar. Based on Morningstar analysis of the underlying holdings, the Substitute Fund tends to invest in larger companies with higher market capitalizations. Further, the Portfolios exhibit similar statistics that are characteristic of a value-

Equity Portfolio Statistic	Replaced Fund	Substitute Fund
Price/Earnings Ratio	15.37	13.14
Price/Book Ratio	2.37	1.52
Price/Sales Ratio	1.37	1.29
Dividend Yield	3.19%	2.66%
Source: Morningstar, Inc.

Even though the Replaced Fund uses a more active strategy, the substitution is appropriate. The three-year correlation coefficient as of November 29, 2013 between the Replaced Fund and
Substitute Fund is 0.96, representing a very strong positive relationship in returns. This means that as the Replaced Fund moved up or down by a given amount, the Substitute Fund moved in the same direction by a very similar amount.

The Replaced Fund has outperformed the Substitute Fund over common times frames. The
Substitute Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Section 26
Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

56

e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of November 29, 2013, are as follows:

	Net Expense					(Inception Date)
	Ratio	1 Year	3 Years	5 Years	10 Years	Since Inception
Substitute Fund
· ING Russell Large Cap						(05/01/2009)
Value Index Portfolio –
Class S	0.76%	30.64%	17.37%	N/A	N/A	17.62%
Replaced Fund						(09/14/1999)
· Pioneer Equity Income
VCT Portfolio – Class II	1.04%	27.24%	15.86%	15.02%	8.19%	5.81%

f. Post Substitution Net Assets. The estimated net assets of the ING Russell
Large Cap Value Index Portfolio – Class S immediately following the proposed substitution will be approximately $126,312,683. This is based on estimated net assets of the Substitute Fund immediately before the substitution ($109,891,863) plus the corresponding Replaced Fund’s actual net assets invested in the Accounts as of November 29, 2013 ($16,420,820).

57

C.	Consequence of the Substitutions. Applicants maintain that Contract Owners will be better served by the proposed Substitutions. Applicants anticipate that the replacement of the
Replaced Fund will result in a Contract that is administered and managed more efficiently, and one that is more competitive with other variable products in both wholesale and retail markets.
Each Substitute Fund will be managed according to a similar investment objective and policies as the corresponding Replaced Fund. Moreover, the overall expenses of each Substitute Fund are less than those of the corresponding Replaced Fund.

Applicants anticipate that Contract Owners will be at least as well off with the proposed array of subaccounts to be offered after the proposed Substitutions as they have been with the array of subaccounts offered before the Substitutions. The proposed Substitutions retain for
Contract Owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitutions are implemented, all Contract Owners will be permitted to allocate purchase payments and transfer accumulated values and Contract values between and among the remaining subaccounts as they could before the proposed Substitutions.

D.	Rights of Affected Contract Owners and Obligations of the Companies. Apart from the Substitutions, the rights of Affected Contract Owners and the obligations of the Companies under the Contracts will not be altered by the Substitutions. Affected Contract Owners will not incur any additional tax liability or any additional fees or expenses as a result of the
Substitutions.

The Substitutions will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner’s contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the Accounts. Affected Contract Owners will not incur any fees or charges as a result of the Substitutions nor will their rights or the Companies’ obligations under the affected
Contracts be altered in any way. The Companies or their affiliates will pay all other expenses incurred with the Substitutions, including legal, accounting, brokerage, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract
Owners. The Substitutions will not cause the affected Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the
Substitutions. In addition, while the Companies do not anticipate increasing Contract fees and/or charges paid by any current Contract Owners, the Companies have agreed not to increase the
Contract fees and charges currently being assessed by the Contracts for a period of at least two years following the Substitutions.

58

E.	Contract Rights. Affected Contract Owners will have the right to surrender their affected Contracts or reallocate account value of a Replaced Fund in accordance with the terms and conditions of their Contract prior to (and after) the Effective Date.

As noted above, each Affected Contract Owner will receive a copy of a Contract prospectus supplement informing them of the Substitutions. Additionally, each Affected
Contract Owner will be sent (1) a second supplement setting forth the Effective Date and advising them of their right to reconsider the Substitutions and, if they so choose, any time prior to the Effective Date and for at least 30 days after the Effective Date, they may reallocate account value under the affected Contract without charge or otherwise withdraw or terminate their interest therein in accordance with the terms and conditions of their Contract; (2) the applicable Substitute Fund prospectus prior to the Effective Date; and (3) within five business days of the Effective Date, a Post-Substitution Confirmation.

F.	The Right to Substitute Shares. Each of the prospectuses for the Contracts discloses that the Companies reserve the right, subject to Commission approval and compliance with applicable law, to substitute shares of another open-end management investment company for shares of an open-end management investment company held by a subaccount of an Account.

The Companies reserved this right of Substitutions both to protect themselves and their
Contract Owners in situations where either might be harmed or disadvantaged because of circumstances involving the issuer of the shares held by one or more of its Accounts and to afford the opportunity to replace such shares where to do so could benefit the Contract Owners and Companies.

G.	The Substitutions are not the type of substitution which Section 26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the
Contracts provide each Contract Owner with the right to exercise his or her own judgment and transfer account values into other subaccounts. The number of available subaccounts varies from
Contract to Contract and ranges from 16 to 63, but the average number of available subaccounts in all Contracts after the Substitutions will remain unchanged. Moreover, the Contracts will offer Contract Owners the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or other disadvantage. The Substitutions, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

The Substitutions also are unlike the type of substitutions that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract Owners select much more than a particular investment company in which to invest their account values. They also select the specific type of death benefit and other optional benefits as well as numerous other rights and privileges set forth in the Contracts. Contract Owners may also have considered the Companies’ size, financial condition, type and its reputation for service in selecting their Contract. These factors will not change as a result of the Substitutions.

H.	Separate Representations and Request for an Order. Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions by the
Companies. Applicants submit that, for all the reasons stated above, the Substitutions are

59

consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V - CONDITIONS

A.	The Substitutions will not result in the type of costly forced redemptions that Section
26(c) was intended to guard against and are consistent with the protection of investors and the purposes fairly intended by the 1940 Act because the significant conditions of the Substitutions described in this Application include:

	1.	Each Substitute Fund has an investment objective and investment policies that are similar to the investment objective and policies of the corresponding Replaced Fund, so that the objective of the Affected Contract Owners can continue to be met;

	2.	For two years following the implementation of the Substitutions, the net annual expenses of each Substitute Fund will not exceed the net annual expenses of the corresponding
Replaced Fund as of November 29, 2013. To achieve this limitation, the Substitute Fund’s investment adviser will waive fees or reimburse the Substitute Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges, including asset based charges such as mortality and expense risk charges deducted from the Subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitutions;

	3.	Affected Contract Owners may reallocate amounts from a Replaced Fund without incurring a reallocation charge or limiting their number of future reallocations, or withdraw amounts under any Affected Contract or otherwise terminate their interest therein at any time prior to the Effective Date and for a period of at least 30 days following the Effective Date in accordance with the terms and conditions of such Contract. Any such reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers;

	4.	The Substitutions will be effected at the net asset value of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, without the imposition of any transfer or similar charge by Applicants;

	5.	The Substitutions will take place at relative net asset value without change in the amount or value of any Contract held by Affected Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Substitutions, nor will their rights or the obligations of the Companies under such Contracts be altered in any way;

	6.	The Substitutions will be effected so that investment of securities will be consistent with the investment objectives, policies and diversification requirements of the
Substitute Funds. No brokerage commissions, fees or other remuneration will be paid by the
Replaced Funds, Substitute Funds or Affected Contract Owners in connection with the
Substitutions;

	7.	The Substitutions will not alter in any way the annuity, life or tax benefits afforded under the Contracts held by any Affected Contract Owner;

60

	8.	The Companies will send to the Affected Contract Owners within five (5)
business days of the Substitutions a written Post-Substitution Confirmation which will include the before and after account values (which will not have changed as a result of the Substitutions)
and detail the transactions effected on behalf of the respective Affected Contract Owner with regard to the Substitutions. With the Post-Substitution Confirmations the Companies will remind Affected Contract Owners that they may reallocate amounts from the Substitute Funds without incurring a reallocation charge or limiting their number of future reallocations for a least
30 days following the Effective Date in accordance with the terms and conditions of their
Contract; and

	9.	The Companies or their affiliates will pay all expenses and transaction costs of the
Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on
Affected Contract Owners.

	10.	Under the manager-of-managers relief relied upon by ING Variable Portfolios,
Inc., a vote of the shareholders is not necessary to change a sub-adviser. Notwithstanding, after the Effective Date of the Substitutions the Applicants agree not to change a Substitute Fund’s sub-adviser without first obtaining shareholder approval of either (1) the sub-adviser change or
(2) the parties continued ability to rely on their manager-of-managers relief.

The Applicants consent to be bound by the terms and conditions listed in this Section and those to be set forth in the Notice of Application for an Order.

B.	The Substitutions and related transactions described in this Application will not be completed unless all of the following additional conditions are met:

	1.	The Commission shall have issued an order approving the Substitutions under
Section 26(c) of the 1940 Act;

	2.	Each Affected Contract Owner will have been sent a copy of (a) a Contract prospectus supplement informing shareholders of this Application; (b) a second supplement to the Contract prospectus setting forth the Effective Date and advising Affected Contract Owners of their right to reconsider the Substitutions and, if they so choose, any time prior to the Effective
Date and for 30 days thereafter, to reallocate or withdraw amounts under their affected Contract or otherwise terminate their interest therein in accordance with the terms and conditions of their
Contract; and (c) a prospectus for the applicable Substitute Fund(s); and

	3.	The Companies shall have satisfied themselves, that (a) the Contracts allow the substitution of investment company shares in the manner contemplated by the Substitutions and related transactions described herein; (b) the transaction can be consummated as described in this
Application under applicable insurance laws; and (c) that any regulatory requirements in each jurisdiction where the Contracts are qualified for sale, have been complied with to the extent necessary to complete the transaction.

61

VII - PROCEDURAL MATTERS

A.	Pursuant Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B.	Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

C.	Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants are attached hereto as Exhibits A.

D.	All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application and each person signing the
Application is fully authorized to do so. Copies of the applicable resolutions are incorporated herein by reference through Exhibits B.

62

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 21st day of March, 2014.

ING Life Insurance and Annuity Company and its Variable Annuity Account B and its
Variable Annuity Account I

By:	/s/ Lisa S. Gilarde
Name:	Lisa S. Gilarde
Title:	Vice President
Date:	March 21, 2014

63

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 21st day of March, 2014.

ING USA Annuity and Life Insurance Company and its Separate Account B and its
Separate Account EQ

By:	/s/ Christine E. Dugan
Name:	Christine E. Dugan
Title:	Vice President
Date:	March 21, 2014

64

SIGNATURES (continued)
Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 21st day of March, 2014.
ReliaStar Life Insurance Company of New York and its Separate Account NY-B

By:	/s/ Christine E. Dugan
Name:	Christine E. Dugan
Title:	Vice President
Date:	March 21 2014

65

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 21st day of March, 2014.

Security Life of Denver Insurance Company and its Separate Account A1 and its Separate
Account S-A1

By:	/s/ Lisa S. Gilarde
Name:	Lisa S. Gilarde
Title:	Vice President
Date:	March 21, 2014

66

SIGNATURES (continued)
Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 22nd day of January, 2014.

ING Variable Portfolios, Inc.

By:	/s/ Kimberly A. Anderson
Name:	Kimberly A. Anderson
Title:	Senior Vice President
Date:	January 22, 2014

67

Exhibit Index

Exhibit	Description
Exhibits A	Authorizations and Verifications
Exhibits B	Resolutions

68

Exhibit A-1

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that Lisa S. Gilarde has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment
Company Act of 1940 for and on behalf of ING Life Insurance and Annuity Company and its
Variable Annuity Account B and its Variable Annuity Account I, that the undersigned is an
Assistant Secretary of ING Life Insurance and Annuity Company, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/Jennifer M. Ogren
Name: Jennifer M. Ogren
Title: Assistant Secretary

STATE OF MINNESOTA )
) s.s.
COUNTY OF HENNEPIN )

This instrument was acknowledged, sworn and subscribed to before me, a notary public for the
State of Minnesota, this 25th day of April, 2014, by Jennifer M. Ogren, Assistant Secretary of
ING Life Insurance and Annuity Company.

Notary Public Signature: /s/ Tina Nelson
My Commission Expires: 1/31/2017

STATE OF MINNESOTA
Notarial Seal
Tina M. Nelson
Notary Public - Minnesota
My Commission Expires 1/31/2017

A-1

Exhibit A-2

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that Christine E. Dugan has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment
Company Act of 1940 for and on behalf of ING USA Annuity and Life Insurance Company and its Separate Account B and its Separate Account EQ, that the undersigned is an Assistant
Secretary of ING USA Annuity and Life Insurance Company, and that all action by shareholders,
Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/Jennifer M. Ogren
Name: Jennifer M. Ogren
Title: Assistant Secretary

STATE OF MINNESOTA )
) s.s.
COUNTY OF HENNEPIN )

This instrument was acknowledged, sworn and subscribed to before me, a notary public for the
State of Minnesota, this 25th day of April, 2014, by Jennifer M. Ogren, Assistant Secretary of
ING USA Annuity and Life Insurance Company.

Notary Public Signature: /s/ Tina Nelson
My Commission Expires: 1/31/2017

STATE OF MINNESOTA
Notarial Seal
Tina M. Nelson
Notary Public - Minnesota
My Commission Expires 1/31/2017

A-2

Exhibit A-3

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that Christine E. Dugan has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment
Company Act of 1940 for and on behalf of ReliaStar Life Insurance Company of New York and its Separate Account NY-B, that the undersigned is an Assistant Secretary of ReliaStar
Life Insurance Company of New York, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken.
Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/Jennifer M. Ogren
Name: Jennifer M. Ogren
Title: Assistant Secretary

STATE OF MINNESOTA )
) s.s.
COUNTY OF HENNEPIN )

This instrument was acknowledged, sworn and subscribed to before me, a notary public for the
State of Minnesota, this 25th day of April, 2014, by Jennifer M. Ogren, Assistant Secretary of
ReliaStar Life Insurance Company of New York.

Notary Public Signature: /s/ Tina Nelson
My Commission Expires: 1/31/2017

STATE OF MINNESOTA
Notarial Seal
Tina M. Nelson
Notary Public - Minnesota
My Commission Expires 1/31/2017

A-3

Exhibit A-4

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that Lisa S. Gilarde has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment
Company Act of 1940 for and on behalf of Security Life of Denver Insurance Company and its Separate Account A1 and its Separate Account S-A1, that the undersigned is an Assistant
Secretary of Security Life of Denver Insurance Company, and that all action by shareholders,
Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/Jennifer M. Ogren
Name: Jennifer M. Ogren
Title: Assistant Secretary

STATE OF MINNESOTA )
) s.s.
COUNTY OF HENNEPIN )

This instrument was acknowledged, sworn and subscribed to before me, a notary public for the
State of Minnesota, this 25th day of April, 2014, by Jennifer M. Ogren, Assistant Secretary of
Security Life of Denver Insurance Company.

Notary Public Signature: /s/ Tina Nelson
My Commission Expires: 1/31/2017

STATE OF MINNESOTA
Notarial Seal
Tina M. Nelson
Notary Public - Minnesota
My Commission Expires 1/31/2017

A-4

Exhibit B-1
RESOLUTIONS

ING LIFE INSURANCE AND ANNUITY COMPANY
ONE ORANGE WAY
WINDSOR, CONNECTICUT 06095

STATE OF MINNESOTA )
) S.S.	CERTIFICATE
COUNTY OF HENNEPIN )

The undersigned, Angelia Lattery (“Affiant”), being duly sworn, on oath deposes and says that she is a duly elected and acting Assistant Secretary of ING Life Insurance and Annuity Company, a corporation duly organized and existing under the laws of the
State of Connecticut (the “Company”), and that by virtue of said office is the custodian of the books and records of the Company.

Affiant certifies that the following is a true and correct copy of resolutions unanimously approved and adopted by the Company’s Board of Directors by Written
Action dated as of February 21, 2014, and that such resolutions are currently in full force and effect:

Authorization to Apply for Exemptive Order – Fund Substitution

WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment to one or more subaccounts of the supporting separate account, which subaccounts invest in underlying funds; and

WHEREAS, management has approved a proposal to substitute shares of
“Substitute Funds” for shares of “Replaced Funds,” as more particularly described in the management memorandum attached hereto as Exhibit B, and such substitutions will permit the Company to move significant assets into the “Substitute Funds,” which have lower expenses than the “Replaced Funds” with generally comparable or better overall historical investment performance.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive
Officer, President or any Vice President of the Company, acting individually be, and each of them hereby is authorized, for and on behalf of the Company, to prepare, execute and file with the United States
Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for (i) the substitution of shares of certain management investment companies currently used as variable funding options under variable annuity products issued by the
Company and its Variable Annuity Account B and its Variable Annuity
Account I with shares of certain affiliated advised and registered management investment companies, and (ii) the closing of certain other management investment companies.

IN WITNESS WHEREOF, the undersigned has hereunto set her hand this 23rd day of
April, 2014.

/s/Angelia M. Lattery
Angelia M. Lattery

Subscribed and sworn to before me this 23rd day of April, 2014.

/s/Melissa O’Donnell
Notary Public

STATE OF MINNESOTA
Notarial Seal
Melissa O’Donnell
Notary Public
Minnesota
My Commission Expires January 31, 2015

EXHIBIT B

[ING Logo]		Memo
ING U.S. Law Department

One Orange Way
Windsor, CT 06095

To:	Members of the Board of Directors of:

ING Life Insurance and Annuity Company
ING USA Annuity and Life Insurance Company
ReliaStar Life Insurance Company of New York
Security Life of Denver Insurance Company

From:	J. Neil McMurdie, Senior Counsel

Date:	February 21, 2014

Re:	Application for an Order of Approval of a Fund Substitution

Ladies and Gentlemen:

The purpose of this communication is to request adoption, in writing, of resolutions authorizing the Companies listed above to prepare, execute and file with the U.S. Securities and Exchange
Commission (“SEC”) an Application (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 (the “’40 Act”) as are necessary to implement a plan for the substitution of shares of certain affiliated mutual funds for shares of certain unaffiliated mutual funds available through certain variable annuity contracts issued by the Companies.

The Companies offer, or have offered, variable annuity contracts through which investors can allocate their investment to one or more subaccounts of the supporting separate account, which subaccounts invest in underlying mutual funds. The Closed-Block Variable Annuity business-
line has approved a proposal to substitute shares of the following Substitute Funds for shares of the following Replaced Funds:

	Replaced Funds	Substitute Funds
1	ClearBridge Variable Large Cap Value	ING Russell Large Cap Value Index Portfolio
	Portfolio – Class I	– Class I
2	Fidelity VIP Equity-Income Portfolio –	ING Russell Large Cap Value Index Portfolio
	Initial Class	– Class I

	Fidelity VIP Equity-Income Portfolio –	ING Russell Large Cap Value Index Portfolio
	Service 2 Class	– Class S

	Replaced Funds	Substitute Funds
3	Invesco VI Core Equity Fund – Class I	ING Russell Large Cap Index Portfolio –
Class S
4	Invesco VI American Franchise Fund –	ING Russell Large Cap Growth Index
	Class I	Portfolio – Class S
5	Pioneer Equity Income VCT Portfolio –	ING Russell Large Cap Value Index Portfolio
	Class II	– Class S

An order from the SEC is necessary to implement these substitutions. The substitutions will permit the Companies to move significant assets into the Substitute Funds, which have lower expenses than the Replaced Funds and generally comparable or better overall historical investment performance.

The proposed resolutions, which are attached, are patterned after prior resolutions adopted for past substitution Applications. They will be included as part of the Application as evidence that each Board has approved the filing of the Application.

If you have any questions about this memo or the proposed substitutions, please do not hesitate to call me at 860-580-2824.

Page 4 of 4

Exhibit B-2
RESOLUTIONS

ING USA ANNUITY AND LIFE INSURANCE COMPANY
909 LOCUST STREET
DES MOINES, IOWA 50309

STATE OF MINNESOTA )
) SS	CERTIFICATION
COUNTY OF HENNEPIN )

The undersigned, C. Nikol Gianopoulos (“Affiant”), being duly sworn, on oath deposes and says that she is an Assistant Secretary of ING USA Annuity and Life
Insurance Company (the "Company"), a corporation duly organized under the laws of the State of Iowa, and that by virtue of said office is custodian of the books and records of the Company.

Affiant certifies that the following is a true and correct copy of resolutions adopted by the unanimous written consent of the Company’s Board of Directors on February 21,
2014, and that such resolutions are currently in full force and effect:

Authorization to Apply for Exemptive Order – Fund Substitution

WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment to one or more subaccounts of the supporting separate account, which subaccounts invest in underlying funds; and

WHEREAS, management has approved a proposal to substitute
shares of “Substitute Funds” for shares of “Replaced Funds,” as more particularly described in the management memorandum attached hereto as Exhibit A, and such substitutions will permit the Company to move significant assets into the “Substitute Funds,” which have lower expenses than the “Replaced Funds” with generally comparable or better overall historical investment performance.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive
Officer, President or any Vice President of the Company, acting individually be, and each of them hereby is authorized, for and on behalf of the Company, to prepare, execute and file with the United States
Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for (i) the substitution of shares of certain management investment companies currently used as variable funding options under variable annuity products issued by the
Company and its Separate Account B and its Separate Account EQ with

1

shares of certain affiliated advised and registered management investment companies, and (ii) the closing of certain other management investment companies.

IN WITNESS WHEREOF, I have hereunto set my hand this 23rd day of April,
2014.

/s/C. Nikol Gianopoulos
C. Nikol Gianopoulos
Assistant Secretary

Subscribed and sworn to before me this 23rd day of April 2014.

/s/Angelia Lattery
Notary Public

STATE OF MINNESOTA
Notarial Seal
Angelia Lattery
Notary Public
Minnesota
My Commission Expires Jan. 31, 2015

2

Exhibit B-3
RESOLUTIONS

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
1000 WOODBURY ROAD, SUITE 208
WOODBURY, NY 11753

STATE OF MINNESOTA )
) SS	CERTIFICATE
COUNTY OF HENNEPIN )

The undersigned, Melissa A. O’Donnell (“Affiant”), being duly sworn, on oath depose and say that she is an Assistant Secretary of ReliaStar Life Insurance Company
of New York (the “Company”), a corporation duly organized under the laws of the State of New York, and that by virtue of said office is the custodian of the books and records of the Company.

Affiant certifies that the following is a true and correct copy of resolutions adopted by the unanimous written consent of the Company’s Board of Directors on February 21,
2014 and that such resolutions are currently in full force and effect:

Approve Authorization to Apply for Exemptive Order – Fund Substitution

WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment to one or more subcontracts of the supporting separate account, which subaccounts invest in underlying funds; and

WHEREAS, management has approved a proposal to substitute shares of
“Substitute Funds” for shares of “Replaced Funds,” as more particularly described in the management memorandum attached hereto as Exhibit B, and such substitutions will permit the Company to move significant assets into the “Substitute Funds,” which have lower expenses than the “Replaced Funds” with generally comparable or better overall historical investment performance.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive
Officer, President or any Vice President of the Company, acting individually be, and each of them hereby is authorized, for and on behalf of the Company, to prepare, execute and file with the United States
Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for (i) the substitution of shares of certain management investment companies currently used as variable funding options under variable annuity products issued by the
Company and its Separate Account NY-B with shares of certain affiliated advised and registered management investment companies and (ii) the closing of certain other management investment companies.
.
1

IN WITNESS WHEREOF, the undersigned has hereunto set her hand this 23rd day of April, 2014.

/s/Melissa A. O’Donnell
Melissa A. O’Donnell

Subscribed and sworn to before me this 23rd day of April, 2014.

/s/Cora Nikol Gianopoulos
Notary Public

STATE OF MINNESOTA
Notarial Seal
Cora Nikol Gianopoulos
Notary Public
Minnesota
My Commission Expires 01/31/2019

2

Exhibit B-4
RESOLUTIONS

SECURITY LIFE OF DENVER INSURANCE COMPANY
8055 EAST TUFTS AVENUE, SUITE 650
DENVER, COLORADO 80237

STATE OF MINNESOTA )
) ss.	CERTIFICATION
COUNTY OF HENNEPIN )

The undersigned, Melissa O’Donnell (“Affiant”), being duly sworn, on oath deposes and says that she is an Assistant Secretary of Security Life of Denver
Insurance Company (the “Company”), a corporation duly organized under the laws of the State of Colorado, and that by virtue of said office is the custodian of the books and records of the Company.

Affiant certifies that the following is a true and correct copy of resolutions adopted by the unanimous written consent of the Company’s Board of Directors on April 17,
2014, and that such resolutions are currently in full force and effect:

Authorization to Apply for Exemptive Order – Fund Substitution

WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment to one or more subaccounts of the supporting separate account, which subaccounts invest in underlying funds; and

WHEREAS, management has approved a proposal to substitute shares of
“Substitute Funds” for shares of “Replaced Funds,” as more particularly described in the management memorandum attached hereto as Exhibit B, and such substitutions will permit the Company to move significant assets into the “Substitute Funds,” which have lower expenses than the “Replaced Funds” with generally comparable or better overall historical investment performance.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive
Officer, President or any Vice President of the Company, acting individually be, and each of them hereby is authorized, for and on behalf of the Company, to prepare, execute and file with the United States
Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for (i) the substitution of shares of certain management investment companies currently used as variable funding options under variable annuity products issued by the
Company and its Security Life Separate Account A1 and its Security Life
Separate Account S-A1 with shares of certain affiliated advised and registered management investment companies, and (ii) the closing of certain other management investment companies.

1
@BCL@0017F379.docx

IN WITNESS WHEREOF, the undersigned has hereunto set her hand this 23rd day of April, 2014.

/s/Melissa O’Donnell
Melissa O’Donnell, Assistant Secretary

Subscribed and sworn to before me this 23rd day of April, 2014.

/s/Cora Nikol Gianopoulos
Notary Public

STATE OF MINNESOTA
Notarial Seal
Cora Nikol Gianopoulos
Notary Public
Minnesota
My Commission Expires 01/31/2019

2
@BCL@0017F379.docx

Exhibit B-5
RESOLUTIONS

SECRETARY’S CERTIFICATE

ING INVESTORS TRUST

I, Huey P. Falgout, Jr., Secretary of ING Variable Portfolios, Inc. (“ING Funds”), hereby certify that the following resolutions were adopted by the Boards of Directors of the ING Funds on
January 21, 2014:

WHEREAS, ING Life Insurance and Annuity Company, ING USA Annuity and Life
Insurance Company, ReliaStar Life Insurance Company of New York and Security Life
of Denver Insurance Company, each an insurance company affiliated with the ING Funds
(each, an “Applicant” and collectively, the “Applicants”), intend to substitute certain assets held in various separate accounts of the Applicants and invested in non-proprietary funds with assets of certain series of the ING Funds; and

WHEREAS, the Applicants intend to file an application seeking relief to permit the proposed substitutions and the ING Funds would need to join the application for substitution relief as co-applicants.

RESOLVED, that the appropriate officers of the ING Funds be, and each hereby is, authorized, with the assistance of counsel, to prepare and file with the United States
Securities and Exchange Commission an application, including any amendments to such application (the “Application”), for an order pursuant to Section 26(c) of the Investment
Company Act of 1940, as amended (the “1940 Act”) to permit the ING Funds to participate in the proposed substitutions; and

FURTHER RESOLVED, that the appropriate officers of the ING Funds be, and each hereby is, authorized, with the assistance of counsel, to take any and all such actions they determine, in their discretion, to be necessary or desirable to carry out the purpose of the foregoing resolution, and to execute and deliver all such documents in the name of, and on behalf of, the ING Funds as in their judgment shall be necessary to accomplish the purpose of the foregoing resolution, including, but not limited to, actions necessary or appropriate to carry out the proposed substitutions and the successful execution of the substitutions under the Application.

IN WITNESS WHEREOF, the undersigned has duly executed this Secretary’s Certificate this
21st day of January 2014.

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary